 As filed with the Securities and Exchange Commission on March 19, 1998.
                                                     Registration No. 333-39173

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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 4

                                      TO

                                   FORM SB-2
                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                ---------------
                               CPS SYSTEMS, INC.
          (NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)
         TEXAS                      7379                    75-1607857
    (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S EMPLOYER
    JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)                NUMBER)
                                 3400 CARLISLE
                                   SUITE 500
                              DALLAS, TEXAS 75204
                                (214) 855-5277
             (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE
                   OFFICES AND PRINCIPAL PLACE OF BUSINESS)

                                 PAUL E. KANA
                            CHIEF EXECUTIVE OFFICER
                             C/O CPS SYSTEMS, INC.
                                 3400 CARLISLE
                                   SUITE 500
                              DALLAS, TEXAS 75204
                                (214) 855-5277
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  COPIES TO:
         EDWARD H. BROWN, ESQ.                MICHAEL J. ERICKSON, ESQ.
        CHESTER J. HOSCH, ESQ.                  LAURA A. BERTIN, ESQ.
    SCHREEDER, WHEELER & FLINT, LLP          SUMMIT LAW GROUP, P.L.L.C.
       1600 THE CANDLER BUILDING             1505 WESTLAKE AVENUE NORTH
      127 PEACHTREE STREET, N.E.                      SUITE 300
        ATLANTA, GEORGIA 30303                SEATTLE, WASHINGTON 98109
            (404) 681-3450                         (206) 281-9881
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS

                Subject to Completion Dated March 19, 1998

                                1,900,000 SHARES

                                      LOGO
                                  COMMON STOCK

  CPS Systems, Inc. ("CPS" or the "Company") hereby offers 1,900,000 shares of its common stock (the "Common Stock"). Prior to this offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.
The initial public offering price is $   per share. The Common Stock will be
quoted on the American Stock Exchange under the symbol "SYS" effective upon the closing of this offering.

                                  -----------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          UNDERWRITING
                                          PRICE           DISCOUNTS AND        PROCEEDS TO
                                        TO PUBLIC        COMMISSIONS(1)        COMPANY(2)
------------------------------------------------------------------------------------------
Per share.......................      $                   $                   $
------------------------------------------------------------------------------------------
Total(3)........................     $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Excludes a non-accountable expense allowance payable to Cruttenden Roth Incorporated and Josephthal & Co. Inc., representatives of the Underwriters (the "Representatives", and the value of warrants to purchase up to 190,000 shares of Common Stock at an exercise price of 165% of the public offering price to be issued to the Representatives (the "Representatives' Warrant"). The Company and the selling shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses, including the non-accountable expense allowance in the amount of $313,500 ($360,525 if the Underwriters' over-allotment option is exercised in full), estimated at $910,000, payable by the Company.
(3) Certain shareholders have granted to the Underwriters a 45-day option to purchase up to 285,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Shareholders will be $  , $   and $  , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Cruttenden Roth Incorporated in Irvine, California, or through the facilities
of The Depository Trust Company on or about     , 1998.


                                  -----------

Cruttenden Roth                                            Josephthal & Co. Inc.
   Incorporated

                THE DATE OF THIS PROSPECTUS IS          , 1998.

                                      LOGO
 [Map showing the locations of the Company's customer installations and of the
                    Company's personnel and sales offices.]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The Company intends to furnish annual reports to shareholders containing audited financial statements and make available quarterly reports and such other periodic reports as it may determine to be appropriate or as may be required by law.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus (a) assumes that the over-allotment option granted to the Underwriters has not been exercised and
(b) gives effect to the exercise of outstanding warrants to purchase an aggregate of 927,766 shares of common stock, exercisable at a per share price of $0.0026, which warrants will be exercisable on the earlier of December 31, 1999, or completion of an initial public offering. See "Underwriting." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  CPS develops, markets, implements and supports fully integrated software applications designed specifically for public sector organizations, including states, counties, townships, city governments and other municipal agencies. The Company's products address the following functional areas: (i) property tax appraisal and assessment, (ii) property tax billing and collection, (iii) city and municipal systems and (iv) remittance processing systems. Currently, the Company's public sector software applications are installed in six states (Colorado, Florida, North Carolina, New Mexico, Oklahoma and Texas), representing more than 250 customers. The majority of its customers are county governments with taxable parcel counts over 10,000 or cities with populations between 5,000 and 35,000. The Company's focus on the public sector allows it to design solutions that address the needs of these organizations.

  The Company has identified three significant growth opportunities in the public sector marketplace. First, CPS intends to geographically expand its core product business to address the following functional areas: property tax appraisal and assessment, property tax billing and collection and city and municipal systems. This opportunity represents a key segment of the Company's business strategy due to the growing recurring revenue streams generated by license agreements entered into by customers of the Company's core business. Second, the Company plans to leverage its 17 years of public sector experience to capitalize on the opportunity created by the Year 2000 ("Y2K") problem. The Y2K problem results from the inability of certain computer systems to properly interpret dates for the year 2000 and beyond. For example, unless Y2K compliance is completed in certain systems, public sector organizations cannot properly (i) appraise, bill and collect property taxes, a principal revenue source, (ii) record fines and deeds resulting from property sales, and (iii) maintain and retain accurate law enforcement records. In addressing the Y2K problem, public sector entities are faced with the prospect of competing with the private sector for recruiting, hiring and retaining top data processing talent, despite possessing limited ability to match competitive salaries for attracting new hires or retaining existing staff. Although the Company began integrating Y2K solutions and applications into its core products in 1995, the Company believes the opportunity to leverage Y2K applications into additional sales has only recently materialized. Third, CPS intends to leverage the interoperability of the Company's core products to manage information flow between departments as organizations shift from mainframe computers to client/server systems.

  The public sector marketplace is composed of state, county and city governments, other municipal agencies and publicly owned utilities. This market comprises over 3,000 counties and over 19,000 municipalities in the United States. According to one industry source, state and local government agencies spent approximately $34.5 billion on information technology and related products in 1996. This total includes approximately $5.0 billion for software, $6.7 billion for external services, $7.4 billion for hardware and $15.4 billion for internal services (e.g., in-house management information systems departments). Management estimates the remaining $1.9 billion was spent on the software in the Company's core product areas. While the private sector is taking steps to address the Y2K problem, the Company believes many public sector organizations lack the resources to achieve a timely solution due to budgetary and other constraints. One industry source estimates that the overall cost of solving the Y2K problem worldwide will be in the range of $300 billion to $600 billion. CPS believes the Y2K problem will cause many public sector organizations to explore further the possibility of migrating all or portions of their legacy systems to Y2K compliant client/server systems. As computing technology evolves and information processing requirements expand, medium to large public sector organizations are seeking to preserve the investment in their existing systems by integrating or replacing mainframe computers with modern distributed computer processing architectures, such as client/server systems.

  CPS currently markets 41 applications to public sector organizations, offering customers the following: (i) compliance with periodically changing legislation, (ii) simplification of data entry, (iii) extensive security features, (iv) flexible report configuration and (v) open system technology. CPS has developed a proprietary tool that converts client data into a Y2K compliant format that can be run by CPS applications which are Y2K compliant. Management believes this tool offers a significant competitive advantage in marketing software applications. The Company's application software products are designed to be readily adaptable to meet a customer's initial needs and to offer sufficient flexibility to respond to a customer's specific system refinements and ongoing changes. The Company's tiered software architecture enables CPS to utilize multiple platforms and effectively integrate new technologies with existing software.

  The Company views the Y2K market as an opportunity to become one of the leaders in providing public sector solutions on a national basis. To accomplish this, CPS plans to expand geographically the size of its direct sales and marketing force and concurrently hire additional technical support and systems personnel. Expansion benefits include the execution of additional long-term service agreements, generating recurring revenue from continuing monthly maintenance and service fees, typically at a rate equal to approximately 32% of the software license fee. The Company believes that the public sector marketplace is highly fragmented with many small, closely-held companies and views acquisitions as a means of acquiring technology and application expertise, broadening its customer base and expanding geographically. To support its growth, the Company has entered into an alliance with an external software developer and intends to enter into additional strategic alliances with other external software developers and Y2K service providers enabling the Company to provide the necessary technical resources in a timely manner. The Company believes a substantial opportunity exists to sell additional products to current customers who have only one installed CPS product. Moreover, CPS believes its customer base offers considerable leverage to new business since references from existing customers often result in future sales opportunities.

  The Company was incorporated under the laws of the state of Texas in July 1978. The Company's executive offices are located at 3400 Carlisle, Suite 500, Dallas, Texas 75204, and its telephone number is (214) 855-5277.

                                  THE OFFERING

Common Stock offered by the         1,900,000
Company...........................

Common Stock to be outstanding
 after this offering..............
                                    6,732,502(1)

Use of Proceeds...................  Repayment of certain indebtedness, working capital, research and development,
                                    potential acquisitions, certain investments and other general corporate purposes. See "Use of Proceeds."

Proposed American Stock Exchange    SYS
Symbol............................
--------

(1) Does not give effect to (i) 335,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1997 Equity Participation Plan with a per share exercise price equal to the initial offering price, (ii) 265,000 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant under the Company's 1997 Equity Participation Plan, (iii) 100,000 shares of Common Stock reserved under the Company's Employee Stock Purchase Plan and (iv) 190,000 shares (218,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issuable upon exercise of the
    Representatives' Warrant at an exercise price of $   per share. See
    "Management--Employee Equity Plans," "Description of Capital Stock-- Warrants" and "Underwriting."

                             SUMMARY FINANCIAL DATA

                 (amounts in thousands, except per share data)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ---------------
                                                                1997     1996
                                                               -------  ------
STATEMENT OF OPERATIONS DATA:
 Total revenue...............................................  $10,478  $8,363
 Gross profit................................................    7,306   6,496
 Operating expenses..........................................    7,158   5,758
 Earnings from operations....................................      148     738
 Net loss....................................................     (247)   (246)
Net loss per common share(1)
 Basic.......................................................  $ (0.06) $(0.06)
 Diluted.....................................................  $ (0.07) $(0.06)
Weighted average shares used in computing net loss per common share(1)
 Basic.......................................................    3,905   3,905
 Diluted.....................................................    4,833   3,905

                                                           DECEMBER 31, 1997
                                                        ------------------------
                                                        ACTUAL  AS ADJUSTED(/2/)
                                                        ------  ----------------
BALANCE SHEET DATA:
 Cash.................................................. $  327       $
 Working capital (deficit).............................   (489)
 Total assets..........................................  6,499
 Long-term debt, net of current portion................  2,137
 Shareholders' equity..................................    277

--------

(1) Does not give effect to (i) 335,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1997 Equity Participation Plan with a per share exercise price equal to the initial offering price, (ii) 265,000 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant under the Company's 1997 Equity Participation Plan, (iii) 100,000 shares of Common Stock reserved under the Company's Employee Stock Purchase Plan and (iv) 190,000 shares (218,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issuable upon exercise of the
    Representatives' Warrant at an exercise price of $   per share. See
    "Management--Employee Equity Plans," "Description of Capital Stock-- Warrants" and "Underwriting."

(2) Adjusted to give effect to the sale by the Company of 1,900,000 shares of
    Common Stock offered hereby at the public offering price of $   per share
    and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                ----------------

  The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within this Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this Prospectus and the matters set forth in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the Common Stock offered hereby.

RISKS ASSOCIATED WITH PUBLIC SECTOR MARKET

  A substantial portion of the Company's revenue to date has been attributable to sales of software and services to state, county and city governments and other municipal agencies. The Company expects that sales to such public sector customers will account for substantially all of the Company's revenue in the future. Virtually all of these public sector organizations have existing information processing systems. Accordingly, in order to continue to increase its sales to this market, the Company must persuade these organizations to replace or upgrade existing information processing systems. Change to an organization's information system is a costly, time consuming and operationally disruptive process for the customer. Conversion to a new information processing system must typically be done without any disruption of service and, accordingly, the Company's potential customers perceive a high degree of risk in connection with the adoption of a new system. In addition, the purchase of the Company's products involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures by an organization. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. There can be no assurance that potential customers for the Company's products in the public sector market will continue to make information processing system replacement decisions at rates necessary to maintain demand for the Company's products and sustain market growth or that the Company's products will be accepted by public sector organizations that consider replacing their current information processing systems. A significant reduction in demand or acceptance of the Company's products could have a material adverse effect on the Company's business, financial condition and operating results.

UNCERTAINTY OF DEMAND FOR YEAR 2000 SOLUTIONS

  The Company anticipates focusing a significant portion of its marketing and sales efforts on products and solutions addressing the Y2K problem. The Company's current plans involve developing solutions for existing and potential customers based upon modifications to the Company's existing software product lines. Although the Company believes that the market for Y2K solutions will grow significantly as the year 2000 approaches, there can be no assurance that the market will develop to the extent anticipated by the Company. Moreover, the Company's efforts are directed at addressing the Y2K problem within the framework of its traditional software products. Consequently, the Company's market for its Y2K solution products is limited to existing and potential public sector customers of the Company's existing software products. In addition, the Company's customers may seek alternative solutions for the Y2K problem. Many customers may attempt to resolve the problem internally rather than purchase products and solutions from the Company or may seek to solve the Y2K problem by retaining consultants or other competitors who may address the Y2K problem through enterprise solutions covering the customer's entire computer system. Due to these factors, development of a market for the Company's Y2K solution is uncertain and unpredictable. Furthermore, the demand for Y2K products and solutions is likely to diminish after the year 2000. The failure of the market to increase, or to increase more slowly than anticipated, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Industry Overview."

COMPETITION

  The market in which the Company competes is highly fragmented, with a large number of competitors that vary in size, primary computer platforms and overall product scope. Within its traditional public sector markets, the Company competes from time to time with (i) custom software and services providers (such as

Andersen Consulting, KPMG Peat Marwick and Oracle Corporation), (ii) companies which focus on selected segments of the public sector market (including Systems & Computer Technology Corporation, Manatron, Inc., H.T.E., Inc., American Management Systems Incorporated and BRC Holdings, Inc.) and (iii) a significant number of smaller private companies. The Company also competes with in-house management information services staff. In addition, within the market for its Y2K solution products, the Company anticipates that it will compete with companies who focus upon overall enterprise solutions to the Y2K problem. Many of the Company's competitors are more established, benefit from greater name recognition and have substantially greater resources than the Company. Moreover, the Company could face additional competition as other established and emerging companies enter the public sector software application market and/or the Y2K market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and operating results. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, financial condition and operating results. See "Business--Competition."

MANAGEMENT OF GROWTH

  The Company has recently experienced a period of significant expansion in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, and anticipates that growth may continue in the future. To accommodate future growth, if any, the Company must continue to implement and improve information systems, procedures and controls and hire and train management, technical and sales personnel. The Company believes there is significant competition for software development professionals with the skills and expertise necessary to perform services offered by the Company. Although the Company invests, and plans to continue investing, significant resources in retaining and expanding its management, technical and sales force, the Company may experience difficulty in recruiting and retaining capable personnel. There can be no assurance that the Company will be able to expand successfully its management, technical or sales personnel or that any such expansion will increase revenue. Failure by the Company to implement and improve the Company's operational, financial and management systems or maintain and expand personnel could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Dependence on Key Personnel" and "Business-- Employees."

POTENTIAL FLUCTUATIONS OF OPERATING RESULTS; FUTURE OPERATING RESULTS
UNCERTAINTY

  The Company's revenue and operating results are subject to fluctuations resulting from a variety of factors, including the effect of budgeting and purchasing practices of its customers, the length of customer evaluation processes for the Company's solutions, the timing of customer system conversions, announcements of new products by the Company or its competitors and the Company's sales practices. In addition, since a significant portion of the Company's operating expenses is fixed, the Company may not be able to adjust or reduce spending in response to sales shortfalls or delays. Many of these factors are not within the Company's control. These factors can cause significant variations in operating results from quarter to quarter, which may also adversely affect and cause volatility in the market price of the Company's common stock. The Company believes that quarter to quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future quarterly performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

ABILITY TO RESPOND TO TECHNOLOGICAL CHANGE

  The Company's future success will depend significantly upon its ability to enhance its current products, develop or acquire and market new products which keep pace with technological developments, evolving industry standards and legislative amendments and respond to changes in customer needs. There can be no assurance that the Company will be successful in developing or acquiring product enhancements or new products to address changing technologies and customer requirements, or that its competitors will not develop products that are superior to the Company's products or achieve greater market acceptance than the Company's products. Failure by the Company to respond to technological change or the development of superior products by its competitors could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Growth Strategy."

DEPENDENCE ON KEY PERSONNEL

  The Company's continued success will depend upon the availability and performance of its senior management team, particularly Paul E. Kana, Chairman and Chief Executive Officer, and James K. Hoofard, Jr., President and Chief Operating Officer, each of whom possess unique and extensive industry knowledge and experience. While the Company currently maintains key-man life insurance policies on Paul E. Kana and James K. Hoofard, Jr., the loss of either man could have a material adverse effect on the Company's business, financial condition and operating results. See "Management--Directors, Executive Officers and Key Employees" and "--Executive Compensation."

PROPRIETARY RIGHTS AND RISKS OF INFRINGEMENT

  The Company regards certain features of its internal operations, software and documentation as confidential and proprietary, and relies on a combination of contract and trade secret laws and other measures to protect its proprietary intellectual property. Despite these precautions, it may be possible for unauthorized parties to copy the Company's software or reverse engineer or otherwise obtain and use information the Company regards as proprietary. The Company has no patents and, under existing copyright laws, has only limited protection. In addition, certain provisions of the license agreements entered into by the Company, including provisions against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation or development could have a material adverse effect on the Company's business, financial condition and operating results. As the number of competitors providing similar products increases, overlapping methodologies used in such products will become more likely. Although the Company's methodology has never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Litigation, regardless of its outcome, could result in substantial cost to the Company and divert resources and management from the Company's operations. Any infringement claim or litigation against the Company could, have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Intellectual Property, Proprietary Rights and Licenses."

POTENTIAL PRODUCT LIABILITY AND RISK OF SOFTWARE DEFECTS

  The Company markets to its customers complex, mission-critical applications. Any failure in a customer's system could result in a claim for damages, regardless of the Company's responsibility for such failure. The Company has never been involved in product liability litigation, and the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. However, there can be no assurance that the limitation of liability provisions contained in the

Company's license agreements would be enforceable or would otherwise protect the Company from liability for damages. The Company currently carries general liability insurance protecting against product liability claims. There can be no assurance that such insurance will continue to be available, or available at a cost acceptable to Company, or that the policy's limits will be sufficient to satisfy any judgment or claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements could have a material adverse effect on the Company's business, financial condition and operating results. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations, which could have a material adverse effect on the Company's business, financial condition and operating results.

  Software products as complex as those developed by the Company may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Errors, bugs or viruses could result in loss or delay of market acceptance, a failure in a client's system or complete loss of client data. Although the Company has not experienced material adverse effects resulting from any such defects or errors to date, there can be no assurance that defects and errors will not be found after commencement of product shipments. Any such defects could have a material adverse effect upon the Company's business, financial condition and operating results. See "Business-- Research and Development."

ACQUISITION RISK

  As part of its growth strategy, the Company intends to evaluate the acquisition of other companies, assets or product lines that would complement or expand its existing business in attractive geographic or service markets or that would broaden its customer relationships. Although the Company periodically considers possible acquisitions, no specific acquisitions are being negotiated. In addition, although the Company conducts due diligence reviews of potential acquisition candidates, the Company may not be able to identify all material liabilities or risks related to potential acquisition candidates. There can be no assurance that the Company will be able to locate and acquire any business, retain key personnel and customers of an acquired business or integrate any acquired business successfully. Additionally, there can be no assurance that financing for any acquisition, if necessary, will be available on acceptable terms, if at all, or that the Company will be able to accomplish its strategic objectives in connection with any acquisition. See "Business--Growth Strategy."

DEPENDENCE ON KEY SUPPLIERS AND RELATIONSHIPS

  The Company purchases certain key components of its products from limited source suppliers. Establishing relationships with additional or replacement suppliers for any of the components used in the Company's products, if required, could involve significant additional costs. The Company is not a party to any long-term agreements with any of these suppliers. The Company believes no significant obstacles to replacing these suppliers exist. However, the inability of any of the Company's suppliers to provide functional components on a timely basis, or the inability of the Company to locate qualified alternative suppliers or coding programmers on acceptable terms, could have a material adverse effect on the Company's business, financial condition and operating results. The Company may also need to establish additional alliances and relationships in order to keep pace with evolutions in technology and enhance its service offerings, and there can be no assurance such additional alliances will be established. See "Business--Growth Strategy" and "--Sales and Marketing."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price has been determined through negotiations between the Company and the Representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

  Upon completion of this offering, the six existing directors, executive officers and principal shareholders of the Company and their affiliates will beneficially own approximately 68% of the outstanding Common Stock (64% if the over-allotment option is exercised in full). As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. In addition, each of the Company's current shareholders has pledged his shares to secure certain of the Company's outstanding indebtedness. The Company believes that operating revenue and reserves will be sufficient to pay such indebtedness. However, there can be no assurance that the Company will be able to repay such indebtedness and failure to do so could result in a change of control of the Company and/or have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Principal Shareholders."

BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

  The principal purposes of this offering are to retire certain indebtedness, obtain additional working capital, fund expanding research and development efforts, create a public market for the Company's Common Stock and facilitate the Company's future access to public equity markets. The Company expects to use most of the net proceeds of this offering for working capital, research and development, possible acquisitions and general corporate purposes. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Use of Proceeds."

RISK OF LOW-PRICED STOCKS

  The Company has applied to have its Common Stock listed on the American Stock Exchange effective upon the closing of this offering. In order to be listed on the American Stock Exchange, a company must meet certain financial maintenance criteria. Although the Company's Common Stock has been approved for listing (subject to the completion of this offering) the Company currently does not meet these criteria. There can be no assurance that the Company will continue to be allowed to be listed on the American Stock Exchange and/or that it will meet these criteria in the future. Failure to meet these maintenance criteria in the future and/or the delisting of the Common Stock from the American Stock Exchange could result in the Common Stock being traded on the over-the-counter market, in which case investors may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. If the Company's Common Stock was delisted from the American Stock Exchange, and the trading price of the Common Stock were less than $5.00 per share, the Common Stock might be considered "penny stock" and trading in the Common Stock might be subject to the requirements of certain rules under the Securities Exchange Act of 1934. These rules could adversely affect the ability and willingness of broker-dealers to sell the Common Stock, which could reduce the liquidity of the Common Stock and have a material adverse effect on the trading market for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding 6,732,502 shares of Common Stock, of which the 1,900,000 shares sold in this offering (2,185,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable. Approximately 4,832,502 (4,547,502 if the Underwriters' over-allotment option is exercised in full) of the remaining shares are subject to agreements with the Underwriters under which such shares may not be offered, sold or otherwise disposed of for a period of one year after the date of this Prospectus without the prior written consent of Cruttenden Roth, but will thereafter be eligible for sale pursuant to Rule 144 of the Securities Act. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the one-year period. The holders of 927,766 shares of Common Stock (832,374 if the Underwriters' over-allotment option is exercised in full) are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the registration to not more than 10% of the offering with respect to such shares. By exercising their rights, such holders could cause additional shares to be sold in the public market. Sales pursuant to Rule 144 or other exemptions from registration, or pursuant to registration rights, may have an adverse effect on the market price for the common stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale," "Underwriting" and "Description of Capital Stock--Registration Rights of Certain Holders."

DILUTION

  Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price and will incur additional dilution upon the exercise of stock options and warrants. See "Dilution."

NO CASH DIVIDENDS

  The Company intends to retain any future earnings for its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; ANTITAKEOVER EFFECTS

  Certain provisions of the Company's Articles of Incorporation, as amended (the "Restated Articles"), may deter or frustrate a takeover attempt of the Company that a shareholder might consider in his best interest. The Company's Restated Articles or Bylaws, among other things, provide that (i) the annual meeting of shareholders shall be held on such date and at such time fixed from time to time by the Board of Directors, provided that there shall be an annual meeting held every calendar year, (ii) any special meeting of the shareholders may be called only by the Chairman of the Board, President or upon the affirmative vote of at least a majority of the members of the Board of Directors, or upon the written demand of the holders of not less than 50% of the votes entitled to be cast at a special meeting, (iii) an advance notice procedure must be followed for nomination of directors and for other shareholder proposals to be considered at annual shareholders' meetings and
(iv) the Company's Board of Directors be divided into three classes, each of which serves for different three-year periods, and for which shareholders have no cumulative voting rights. In addition, the Company will be authorized to issue additional shares of Common Stock and up to 10 million shares of preferred stock in one or more series, having terms fixed by the Board of Directors without shareholder approval, including voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of Common Stock. Shareholders will have no preemptive rights with respect to any additional common stock or preferred stock. Issuance of additional shares of Common Stock or new shares of preferred stock could also be used as an antitakeover device. Except as set forth herein, the Company has no current intentions or plans to issue additional Common Stock or issue preferred stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,900,000 shares of
Common Stock offered by the Company at the public offering price of $   per
share are estimated to be $8.3 million after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by the Company (assuming the over-allotment option granted to the Underwriters by certain selling shareholders is exercised). The Company will not receive any proceeds from any shares sold by the selling shareholders in the event the over-allotment option is exercised, but will incur additional expenses of approximately $200,000 in the event such option is exercised in full. The Company intends to use the net proceeds from this offering for the following specific purposes in order of priority:

                                                    IN DOLLARS   AS A PERCENTAGE
                                                   (APPROXIMATE) OF NET PROCEEDS
                                                   ------------- ---------------
Repayment of indebtedness(1)......................  $1,000,000        12.05%
Working capital...................................   2,100,000        25.30%
Research and development..........................   2,400,000        28.92%
Acquisitions and investments(2)...................   2,400,000        28.92%
General corporate purposes........................     400,000         4.81%
                                                    ----------       ------
Total.............................................  $8,300,000       100.00%
                                                    ==========       ======

--------

(1) As of December 31, 1997 the outstanding principal amount under the Company's senior term loan with FINOVA Capital Corporation ("FINOVA") was approximately $874,000, including certain prepayment fees, bearing interest at prime plus 2 1/2% and maturing December 30, 1998, and the loans from shareholders to the Company's subsidiary, CDP Systems, Inc., amounted to approximately $126,000, including interest bearing interest at 8% and maturing July 1, 2000. See "Risk Factors--Acquisition Risk," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."
(2) The Company expects to use approximately $2.4 million from net proceeds for possible acquisitions or investments in products, technologies or businesses that broaden or enhance the Company's current product or service offerings, working capital and for general corporate purposes.

  There are no current agreements or understandings with respect to any acquisitions, investments or other transactions. Pending the uses described above, the Company intends to invest the remaining net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings, if any, for use in its business and to support growth and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facilities currently place certain restrictions on the Company's ability to declare and pay dividends.

                                   DILUTION

  The net tangible book value of the Company as of December 31, 1997 was approximately ($.79) per share of Common Stock. Net tangible book value per share of the Common Stock is equal to the book value of the Company's total tangible assets less the book value of its total liabilities, divided by the total number of shares of Common Stock outstanding as of December 31, 1997. After giving effect to the sale by CPS of the 1,900,000 shares of Common Stock offered hereby, assuming the over-allotment option granted to the Underwriters by the selling shareholders is exercised in full and the exercise of the put warrants, and after deducting the underwriting discount and the estimated offering expenses payable by CPS, the pro forma net tangible book value of CPS
at December 31, 1997 would have been $         , or $.   per share. This
represents an immediate increase in the net tangible book value of $     per
share to existing holders of Common Stock and an immediate dilution of $ per share to the persons purchasing shares of Common Stock at the assumed public offering price. The following table illustrates this per share dilution:

Public offering price...............................................         $
 Net tangible book value before the offering........................  ($.79)
 Increase attributable to new investors.............................
                                                                     ------
Pro forma net tangible book value after the offering................
                                                                             ---
Dilution to new investors (  %).....................................         $
                                                                             ===

  The following table compares, as of December 31, 1997, the number of shares of Common Stock purchased from CPS by its existing shareholders prior to this offering and to be purchased by new investors in this offering, the total consideration paid or to be paid to CPS and the average price per share paid or to be paid to the Company by the Company's existing shareholders and by new investors purchasing shares in this offering, assuming no exercise of the Underwriters' over-allotment option:

                             SHARES PURCHASED  TOTAL CONSIDERATION      AVERAGE
                             ----------------- ------------------------  PRICE
                              NUMBER   PERCENT   AMOUNT      PERCENT   PER SHARE
                             --------- ------- ------------- -------------------
Existing shareholders....... 4,832,502    72%  $   1,002,376         %   $.21
New investors............... 1,900,000    28                             $
                             ---------   ---   -------------   ------
  Total..................... 6,732,502   100%  $                  100%
                             =========   ===   =============   ======

  The foregoing table assumes exercise of outstanding options or warrants. In October 1997, CPS granted options to purchase 335,000 shares of Common Stock under the Stock Option Plan. In addition, CPS will issue to the Representatives, effective upon consummation of this offering, the Representatives' Warrant. See "Management--Employee Equity Plans," "Principal Shareholders" and "Underwriting."

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of December 31, 1997 on an actual and as adjusted basis. The information set forth in the table below should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds."

                                                            DECEMBER 31, 1997
                                                            -------------------
                                                               (AMOUNTS IN
                                                                THOUSANDS)
                                                                        AS
                                                            ACTUAL  ADJUSTED(2)
                                                            ------  -----------
Cash and cash equivalents.................................. $  327    $
                                                            ======    ======
SHORT-TERM DEBT:
Current portion of long-term debt..........................    731       -0-
                                                            ------    ------
LONG-TERM DEBT:
Senior subordinated note...................................  2,014     2,014
Shareholder loans..........................................    123       -0-
Other debt(3)..............................................    242       -0-
                                                            ------    ------
 Total long-term debt...................................... $2,379    $2,014
                                                            ------    ------
SHAREHOLDERS' EQUITY:
Common stock and paid-in capital
$.01 par value, 50,000 shares authorized;
3,905 shares issued and outstanding; 6,733 shares issued
and outstanding,
as adjusted(1).............................................  1,000
Accumulated deficit........................................   (723)     (861)
                                                            ------    ------
Total shareholders' equity................................. $  277    $
                                                            ------    ------
Total capitalization....................................... $3,387    $
                                                            ======    ======

--------
(1) Does not give effect to (i) 335,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1997 Equity Participation Plan with a per share exercise price equal to the initial offering price, (ii) 265,000 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant under the Company's 1997 Equity Participation Plan and (iii) 100,000 shares of Common Stock reserved under the Company's Employee Stock Purchase Plan. See "Management--Employee Equity Plans," "Description of Capital Stock-- Warrants" and "Underwriting."
(2) Reflects the issuance and sale by the Company of 1,900,000 shares of the Common Stock offered hereby and the application of a portion of the net proceeds therefrom to repay certain indebtedness, after deducting the underwriting discount and estimated offering expenses. Assumes the over-allotment option granted to the Underwriters by the selling shareholders is exercised in full.

(3) Represents recorded amount of put warrants as of December 31, 1997. Warrant holders have agreed to exercise all warrants upon the effective date of the Company's initial public offering.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below for the years ended December 31, 1997 and 1996 and as of December 30, 1997 are derived from the Company's audited Consolidated Financial Statements, which appear elsewhere in this Prospectus. The selected financial data as of December 31, 1996 are derived from the Company's audited financial statements which are not included in this Prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                       ---------------
                                                        1997     1996
                                                       -------  ------
                                                       (AMOUNTS IN THOUSANDS
                                                       EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  License fees........................................ $ 2,178  $1,635
  Recurring maintenance and service fees..............   3,910   3,851
  Product sales.......................................   3,421   2,052
  Other service fees..................................     969     825
                                                       -------  ------
   Total revenue......................................  10,478   8,363
                                                       -------  ------
 Cost of revenue:
  Product sales.......................................   2,529   1,465
  Software............................................     576     391
  Distribution........................................      67      11
                                                       -------  ------
   Total cost of revenue..............................   3,172   1,867
                                                       -------  ------
 Gross profit.........................................   7,306   6,496
 Operating expenses:
  Support and customer service........................   3,278   2,743
  Selling.............................................     966     772
  Research and development............................   1,508     866
  General and administrative..........................   1,048   1,030
  Amortization of goodwill and non-compete agreements.     358     347
                                                       -------  ------
                                                         7,158   5,758
                                                       -------  ------
 Earnings from operations.............................     148     738
 Interest and financing costs.........................     420     819
                                                       -------  ------
 Loss before income taxes.............................    (272)    (81)
 Income tax expense (benefit).........................     (25)    165
                                                       -------  ------
 Net loss............................................. $  (247) $ (246)
                                                       =======  ======
 Net loss per common share(1)
  Basic............................................... $ (0.06) $(0.06)
  Diluted............................................. $ (0.07) $(0.06)
 Weighted average shares used in computing net loss
  per common share(1):
  Basic...............................................   3,905   3,905
  Diluted.............................................   4,833   3,905
                                                        DECEMBER 31,
                                                       ---------------
                                                        1997     1996
                                                       -------  ------
BALANCE SHEET DATA:
 Cash................................................. $   327  $  592
 Working capital (deficit)............................    (489)    303
 Total assets.........................................   6,499   6,134
 Long-term debt, net of current portion...............   2,137   2,741
 Shareholders' equity.................................     277     524

--------

(1) Does not give effect to (i) 335,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1997 Equity Participation Plan with a per share exercise price equal to the initial offering price, (ii) 265,000 shares of Common Stock reserved for issuance upon exercise of options reserved for future grant under the Company's 1997 Equity Participation Plan, (iii) 100,000 shares of Common Stock reserved under the Company's Employee Stock Purchase Plan and
    (iv) 190,000 shares (218,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock issuable upon exercise of the
    Representatives' Warrant at an exercise price of $   per share. See
    "Management--Employee Equity Plans," "Description of Capital Stock-- Warrants" and "Underwriting."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company offers fully integrated, Y2K compliant, software solutions designed to automate and integrate the operations of public sector organizations. CPS serves the public sector market through three core product groups: property tax appraisal and assessment, property tax billing and collection and city and municipal systems. The Company provides its software applications to customers in public sector markets under license agreements and service contracts generally ranging from one to five years with automatic renewals thereafter. The Company also markets to the private sector its remittance processing systems ("RPS") solutions and related network and communications products. The Company derives its revenue from four principal sources: software license fees; recurring monthly maintenance and service fees; hardware and product sales; and recurring monthly hardware maintenance fees. Revenue from software licenses is generated from the initial contracts that grant customers the right to use the Company's software products. Revenue from recurring monthly service fees is generated from the continued use of the Company's software products. Revenue from hardware and product sales includes sales of computers, data collection equipment, peripherals, RPS solutions and related network and communications products purchased from third parties and sold by the Company to its customers. Maintenance and other revenue includes revenue associated with hardware maintenance and support services.

  License fees charged to end users are fixed, with the amount of the fee based upon the number of accounts processed, hardware configuration, number of users and applications licensed. License fees are recognized when the related license agreement has been executed, software has been delivered and installed, all significant contractual obligations have been met and collection of the related receivable is probable. Revenue from maintenance and service agreements are deferred and recognized ratably over the contractual periods the services are provided. Service contracts are required to be in effect during the entire license term. Hardware revenue is recognized upon shipment.

  The Company capitalizes software development costs associated with the development of products. At December 31, 1997, capitalized software development costs totaled approximately $938,000. These costs relate primarily to the development of new products and major enhancements to existing products to accommodate new markets or platforms using existing technologies and programming methods. These capitalized costs are amortized on a straight line basis over a 72-120 month period, commencing when each product is available to the market. The useful lives of the capitalized software development costs are based on management's expectations of the minimum life cycle of each product.

  At December 31, 1997 goodwill and other intangible assets totaled approximately $1,905,000 and $160,000, respectively. The goodwill arose primarily in connection with the 1994 Acquisition (as defined below) of the Company. The useful life of the goodwill was based on management's estimate of the minimum period of time that the goodwill acquired by the Company would be of benefit to its operations. The useful lives of the other intangible assets, consisting of debt issue costs were based on the terms of the related agreements. The Company also had $366,000 of deferred offering costs at December 31, 1997, which will be charged against the gross proceeds of this offering.

  Management periodically evaluates the realizability of its capitalized software development costs, goodwill and other intangible assets in light of current technology, as it relates to the Company's products, and the current environment of its industry and markets. Management believes that no material impairment of software development costs, goodwill and other intangible assets existed as of December 31, 1997.

  Management has addressed the Y2K issue as it affects the Company's internal computer programs and believes that its significant internal computer programs and systems are currently Y2K compliant.

RESULTS OF OPERATIONS

  Certain of the Company's operating data for fiscal years 1997 and 1996 are set forth below as percentages of total revenue:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                               ---------------
                                                                1997     1996
                                                               ------   ------
STATEMENT OF OPERATIONS DATA:
 Revenue:
  License fees................................................   20.8%    19.6%
  Recurring maintenance and service fees......................   37.3     46.0
  Product sales...............................................   32.6     24.5
  Other service fees..........................................    9.3      9.9
                                                               ------   ------
    Total revenue.............................................  100.0    100.0
                                                               ------   ------
 Cost of revenue:
  Product sales...............................................   24.1     17.5
  Software....................................................    5.5      4.7
  Distribution................................................    0.7      0.1
                                                               ------   ------
    Total cost of revenue.....................................   30.3     22.3
                                                               ------   ------
 Gross profit.................................................   69.7     77.7
 Operating expenses:
  Support and customer service................................   31.3     32.8
  Selling.....................................................    9.2      9.2
  Research and development....................................   14.4     10.4
  General and administrative..................................   10.0     12.3
  Amortization of goodwill and non-compete agreements.........    3.4      4.2
                                                               ------   ------
    Operating expenses........................................   68.3     68.9
                                                               ------   ------
Earnings from operations......................................    1.4      8.8
Interest and financing costs..................................    4.0      9.7
                                                               ------   ------
Loss before income taxes......................................   (2.6)    (0.9)
Income tax expense (benefit)..................................   (0.2)     2.0
                                                               ------   ------
Net loss......................................................   (2.4)%   (2.9)%
                                                               ======   ======

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

 REVENUE

  The Company's total revenue was $10.5 million for the year ended December 31, 1997, compared to $8.4 million for the year ended December 31, 1996, an increase of $2.1 million, or 25.0%. This increase was primarily due to an increase in computer-assisted mass appraisal ("CAMA") installation, RPS hardware and software sales and $400,000 of revenue related to CDP integrated voice response systems.

  License fees. The Company's revenue from license fees was $2.2 million for the year ended December 31, 1997, compared to $1.6 million for the year ended December 31, 1996, an increase of $600,000, or 37.5%. This increase was primarily due to an increase in new customer CAMA installations and, to a lesser extent, installations of RPS software and CDP integrated voice response systems. The Company sold 224 licenses at fees ranging from less than $10,000 to $200,000 per license during year ended December 31, 1997. The Company sold 219 licenses at fees ranging from less than $10,000 to $500,000 during year ended December 31, 1996. Revenue from each license fee varies depending upon the number of accounts processed, hardware configuration, number of users and applications licensed.

  Recurring Maintenance and Service Fees. The Company's revenue from recurring fees was $3.9 million for the year ended December 31, 1997 compared to $3.9 million for the year ended December 31, 1996. Although there was an increase in license fees during the period, the recurring revenue attributable to the maintenance and service contracts remained constant because revenue associated with such sales is not realized until the effective date of the maintenance and service contracts (which could become effective up to three to 12 months following execution of the licensing agreement). During this same period, recurring software and service fees increased while the recurring revenue associated with hardware maintenance declined due to hardware manufacturers offering longer extended warranties, declining costs of hardware and the Company's belief that some customers no longer view hardware maintenance as a mission critical need for all components.

  Product Sales. Revenue from product sales was $3.4 million year for the year ended December 31, 1997 compared to $2.1 million for the year ended December 31, 1996, an increase of $1.3 million, or 61.9%. This increase was primarily due to an increase in RPS sales and, to a lesser extent, installations of CAMA, sales of hardware for property tax billing and collection systems and CDP integrated voice response systems.

  Other Service Fees. Revenue from other service fees was $1.0 million for the year ended December 31, 1997 compared to $800,000 for the year ended December 31, 1996, an increase of $200,000, or 25.0%. This increase was primarily due to increased RPS software and hardware sales, CAMA installations and, starting in 1997, cabling installations to improve client site infrastructure.

 COST OF REVENUE

  The Company's cost of revenue includes the cost of hardware product sales, the cost of software and distribution costs.

  Product Sales. The cost of product sales was $2.5 million, or approximately 73.5% of product sales, for the year ended December 31, 1997 compared to $1.5 million, or approximately 71.4% of product sales for the year ended December 31, 1996, an increase of $1.0 million, or 66.7%. This increase was primarily due to costs associated with an increase in RPS hardware sales and, to a lesser extent, hardware sales associated with CAMA installations. The increase in cost as a percentage of product sales was due to RPS hardware comprising a larger portion of total hardware sales. RPS hardware generally has a higher cost of sales than other hardware products.

  Software. Cost of software includes purchased software as well as the amortization of capitalized software development costs. The cost of software was $600,000, or approximately 27.3% of license fees, for the year ended December 31, 1997 compared to $400,000, or approximately 25.0% of license fees, for the year ended December 31, 1996, an increase of $200,000, or 50.0%. This increase was largely due to the cost of purchased software associated with the Cleveland County, Oklahoma installation.

  Distribution. The costs associated with distribution were $70,000 for the year ended December 31, 1997 compared to $10,000 for the year ended December 31, 1996, an increase of $60,000, or 600%. This increase was due to increased sales of RPS and cabling installation work performed as a result of new CAMA installations.

  The total cost of revenue was $3.2 million for the year ended December 31, 1997 compared to $1.9 million for the year ended December 31, 1996, an increase of $1.3 million, or 68.4%. This yielded a gross profit margin of 69.7% for the year ended December 31, 1997 compared to a gross profit margin of 77.7% for the year ended December 31, 1996. This decrease in gross profit margin resulted from an increase in product sales from 24.5% of total revenue in 1996 to 32.6% of total revenue in 1997. Product sales have a higher cost of revenue associated with them than the Company's other sources of revenue.

 OPERATING EXPENSES

  Support and Customer Service. Expenses related to support and customer service were $3.3 million for the year ended December 31, 1997 compared to $2.7 million for the year ended December 31, 1996, an increase of $600,000, or 22.2%. This increase resulted from an increase in personnel costs related to enhancing customer service and supporting future growth expected for Y2K sales.

  Selling. The Company's selling expenses were $1.0 million for the year ended December 31, 1997 compared to $800,000 for the year ended December 31, 1996, an increase of $200,000, or 25.0%. This increase was due to an increase in the number of sales personnel and expenses related to covering new markets such as California, Nevada and Ohio. In addition, sales commission expenses rose as a result of increased sales of RPS and CAMA.

  Research and Development. Research and development expenses were $1.5 million, or 14.4% of revenue, for the year ended December 31, 1997 compared to $900,000, or 10.4% of revenue, for the year ended December 31, 1996, an increase of $600,000, or 66.7%. These expenses are comprised primarily of salaries and a portion of the Company's overhead as well as amounts paid to outside consultants to supplement product development efforts. The increase resulted from the initiation of development for new database technology.

  General and Administrative. General and administrative expenses were $1.0 million for the year ended December 31, 1997 compared to $1.0 million for the year ended December 31, 1996.

  Amortization of Goodwill and Non-Compete Agreements. The Company incurred a non-cash expense for amortization of goodwill and non-compete agreements related to the 1994 Acquisition (as defined below) of $350,000 for the year ended December 31, 1997 compared to $350,000 for the year ended December 31, 1996.

 EARNINGS FROM OPERATIONS

  Earnings from operations were $100,000, or 1.4% of revenue, for the year ended December 31, 1997 compared to $700,000, or 8.8% of revenue, for the year ended December 31, 1996. This decline in earnings from operations of $600,000 was primarily due to the increase in research and development expenses to 14.4% of revenue for the year ended December 31, 1997 compared to 10.4% of revenue for the year ended December 31, 1996, and the reduction in the gross profit margin from 77.7% in 1996 to 69.7% in 1997. In each period, earnings from operations include non-cash expenses related to amortization of goodwill and non-compete agreements of $350,000 incurred in connection with the 1994 Acquisition (as defined below).

 NON-OPERATING EXPENSES

  Interest and Financing Costs. The Company's interest expense on its long-term debt was $400,000 for the year ended December 31, 1997 compared to $800,000 for the year ended December 31, 1996, a decrease of $400,000, or 50.0%. This decrease was primarily attributable to a decrease in the put warrant adjustment from an expense of $300,000 for the year ended December 31, 1996 to a benefit of $100,000 for the year ended December 31, 1997. The put warrant adjustment is primarily based on the operating earnings of the Company for the previous twelve month period, which decreased from 1996 to 1997.

  Provision for Income Taxes. The Company had an income tax benefit of $30,000 for the year ended December 31, 1997, compared to an income tax expense of $200,000 for the year ended December 31, 1996, a decrease of $230,000. The decrease was primarily attributable to decreased earnings from operations. The income tax provision is higher than income taxes determined by applying the applicable statutory rates primarily due to non-deductible amortization of goodwill and non-deductible put warrant adjustments.

 QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth a summary of the Company's unaudited quarterly operating results for each of the eight quarters in the period ended December 31, 1997. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors-- Potential Fluctuations of Operating Results; Future Operating Results Uncertainty."

                                                       QUARTER ENDED
                         ------------------------------------------------------------------------------
                         MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE. 30, SEPT. 30,  DEC. 31,
                           1996      1996     1996      1996      1997      1997      1997       1997
                         --------  -------- --------- --------  --------  --------- ---------  --------
                                                   (DOLLARS IN THOUSANDS)
Revenue:
 License fees...........  $  123    $  729   $  584    $  199    $  190    $1,175    $  430     $  383
 Recurring maintenance
  and service fees......     969       959      944       979       955       956       976      1,023
 Product sales..........     360       618      593       481       501     1,147       651      1,122
 Other service fees.....      68       168      241       348       146       335       257        231
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total revenue........   1,520     2,474    2,362     2,007     1,792     3,613     2,314      2,759
                          ------    ------   ------    ------    ------    ------    ------     ------
Cost of revenue:
 Product sales..........     238       465      445       317       363       873       380        913
 Software...............      54        85      111       141        93       189       132        162
 Distribution...........       1         4        3         3         3        37        16         11
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total cost of
    revenue.............     293       554      559       461       459     1,099       528      1,086
                          ------    ------   ------    ------    ------    ------    ------     ------
Gross profit............   1,227     1,920    1,803     1,546     1,333     2,514     1,786      1,673
Operating expenses:
 Support and customer
  service...............     587       714      678       764       732       727       899        920
 Selling................     165       214      205       188       145       264       293        264
 Research and
  development...........     137       200      217       312       353       376       407        372
 General and
  administrative........     251       252      254       273       301       229       263        255
 Amortization of
  goodwill and non-
  compete agreements....      90        89       90        78        90        91        84         93
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total operating
    expenses............   1,230     1,469    1,444     1,615     1,621     1,687     1,946      1,904
                          ------    ------   ------    ------    ------    ------    ------     ------
Earnings (loss) from
 operations.............      (3)      451      359       (69)     (288)      827      (160)      (231)
Interest and financing
 costs..................     208       207      203       201       116       116        43        145
                          ------    ------   ------    ------    ------    ------    ------     ------
Earnings (loss) before
 income taxes...........    (211)      244      156      (270)     (404)      711      (203)      (376)
Income tax expense
 (benefit)..............     (31)      142      108       (54)     (125)      299       (87)      (112)
                          ------    ------   ------    ------    ------    ------    ------     ------
Net earnings (loss).....  $ (180)   $  102   $   48    $ (216)   $ (279)   $  412    $ (116)    $ (264)
                          ======    ======   ======    ======    ======    ======    ======     ======
                                                       QUARTER ENDED
                         ------------------------------------------------------------------------------
                         MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,
                           1996      1996     1996      1996      1997      1997      1997       1997
                         --------  -------- --------- --------  --------  --------- ---------  --------
Revenue:
 License fees...........     8.1%     29.4%    24.7%      9.9%     10.6%     32.5%     18.6%      13.9%
 Recurring maintenance
  and service fees......    63.8      38.8     40.0      48.8      53.3      26.5      42.2       37.1
 Product sales..........    23.7      25.0     25.1      24.0      28.0      31.7      28.1       40.7
 Other service fees.....     4.4       6.8     10.2      17.3       8.1       9.3      11.1        8.3
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total revenue........   100.0     100.0    100.0     100.0     100.0     100.0     100.0      100.0
                          ------    ------   ------    ------    ------    ------    ------     ------
Cost of revenue:
 Product sales..........    15.6      18.8     18.9      15.8      20.2      24.2      16.4       33.1
 Software...............     3.6       3.4      4.7       7.0       5.2       5.2       5.7        5.9
 Distribution...........     0.1       0.2      0.1       0.2       0.2       1.0       0.7        0.4
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total cost of
    revenue.............    19.3      22.4     23.7      23.0      25.6      30.4      22.8       39.4
                          ------    ------   ------    ------    ------    ------    ------     ------
Gross profit............    80.7      77.6     76.3      77.0      74.4      69.6      77.2       60.6
Operating expenses:
 Support and customer
  service...............    38.6      28.9     28.7      38.1      40.9      20.1      38.8       33.3
 Selling................    10.9       8.6      8.7       9.3       8.1       7.3      12.7        9.6
 Research and
  development...........     9.0       8.1      9.2      15.5      19.7      10.4      17.6       13.5
 General and
  administrative........    16.5      10.2     10.7      13.6      16.8       6.4      11.4        9.2
 Amortization of
  goodwill and non-
  compete agreements....     5.9       3.6      3.8       3.9       5.0       2.5       3.6        3.4
                          ------    ------   ------    ------    ------    ------    ------     ------
   Total operating
    expenses............    80.9      59.4     61.1      80.4      90.5      46.7      84.1       69.0
                          ------    ------   ------    ------    ------    ------    ------     ------
Earnings (loss) from
 operations.............    (0.2)     18.2     15.2      (3.4)    (16.1)     22.9      (6.9)      (8.4)
Interest and financing
 costs..................    13.7       8.4      8.6      10.0       6.5       3.2       1.9        5.3
                          ------    ------   ------    ------    ------    ------    ------     ------
Earnings (loss) before
 income taxes...........   (13.9)      9.8      6.6     (13.4)    (22.6)     19.7      (8.8)     (13.7)
Income tax expense
 (benefit)..............    (2.1)      5.7      4.6      (2.7)     (7.0)      8.3      (3.8)      (4.1)
                          ------    ------   ------    ------    ------    ------    ------     ------
Net earnings (loss).....   (11.8)%     4.1%     2.0%    (10.7)%   (15.6)%    11.4%     (5.0)%     (9.6)%
                          ======    ======   ======    ======    ======    ======    ======     ======

LIQUIDITY AND CAPITAL RESOURCES

  A private investor group acquired the Company on December 30, 1994 for approximately $4.6 million (including a non-compete payment of $250,000) in a leveraged transaction (the "1994 Acquisition"). The 1994 Acquisition was financed with funding provided by certain of the Company's officers and directors in the form of equity capital as well as with a $1.5 million senior term loan due December 1998 provided by FINOVA and a $2.1 million senior subordinated note due in two equal installments in December 1999 and December 2000, with 12% interest paid quarterly, provided by Hanifen Imhoff Mezzanine Fund, L.P. ("Hanifen"). Each of FINOVA and Hanifen hold a security interest in substantially all of the Company's assets and the Company's currently outstanding Common Stock. Moreover, each loan agreement contains certain restrictive covenants relating to debt coverage and liquidity ratios, payment of cash dividends and other matters. The Company intends to retire the outstanding balance of the FINOVA senior term loan with proceeds from this offering, as well as certain shareholder indebtedness in the amount of $126,000, including accrued interest. Management believes the Hanifen note can be retired with cash generated from operations. However, management intends to seek alternative financing with more favorable terms to replace the Hanifen note. There can be no assurance that the Company will be able to obtain such alternative financing on acceptable terms. In addition, in connection with the 1994 Acquisition, FINOVA agreed to provide a $1.0 million revolving credit facility (the "Revolver") for working capital and general corporate purposes. Subsequent to the closing of the 1994 Acquisition, the Company has funded its business solely with the cash generated from operations and therefore to date has not utilized the Revolver. See "Use of Proceeds" and "Risk Factors-- Control by Principal Shareholders, Officers and Directors."

  The Company's cash balances were $330,000 and $590,000 as of December 31, 1997 and 1996, respectively. In 1997 and 1996, the Company generated cash from operating activities of $570,000 and $550,000, respectively. Cash used in investing activities, which includes capital expenditures and capitalized software development costs, totaled $540,000 and $250,000 in fiscal 1997 and 1996, respectively. The increase of $290,000 was primarily due to the increase in capitalized software development costs and an increase in investments of tooling and related software. Net cash used in financing activities was $300,000 and $100,000 in fiscal 1997 and 1996, respectively. Included in financing activities for the year ended December 31, 1996 is a reimbursement of $170,000 from the seller's escrow entered into in connection with the 1994 Acquisition.

  The Company believes that the proceeds of this offering when combined with its cash balances and cash generated from operations, will satisfy the Company's working capital, business development and capital expenditures for at least the next 12 months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings, or debt financings. In the normal course of business, the Company evaluates acquisitions of businesses, products and technologies that complement the Company's business. The Company has no present commitments or agreements with respect of any such transaction. There can be no assurance, however, that the Company will have sufficient working capital to satisfy all of the anticipated needs for the next 12 months. Increased costs or expenses, acquisition prospects and opportunities for growth or expansion may increase the demand for working capital thereby making an additional infusion of capital necessary. See "Risk Factors-- Acquisition Risk."

ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) has issued the following Statements of Financial Accounting Standards (SFAS):

  SFAS 130, Reporting Comprehensive Income, which is effective for fiscal years beginning after December 15, 1997. SFAS 130 requires companies to include details about comprehensive income that arise during a reporting period. Comprehensive income includes revenue, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity.

  SFAS 131, Disclosures About Segments of an Enterprise and Related Information, which is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 requires companies to report information about an entity's different types of business activities and the different economic environments in which it operates, referred to as operating segments.

  Additionally, the AICPA Accounting Standards Executive Committee has issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which is effective for fiscal years beginning after December 15, 1997. SOP 97-2 modifies the criteria for determining recognition of revenue and allocation of the contract fee for contracts containing multiple elements, such as software products, rights to upgrades and other services.

  Management does not expect the adoption of these Statements of Financial Accounting Standards and SOP 97-2, referred to above, to have a material impact on the Company's results of operations or financial condition.

                                   BUSINESS

INTRODUCTION

  CPS develops, markets, implements and supports fully integrated software applications designed specifically for public sector organizations, including states, counties, townships, city governments and other municipal agencies. The Company's products address the following functional areas: (i) property tax appraisal and assessment, (ii) property tax billing and collection, (iii) city and municipal systems and (iv) remittance processing systems. Currently, the Company's public sector software applications are installed in six states (Colorado, Florida, North Carolina, New Mexico, Oklahoma and Texas), representing more than 250 customers. The majority of its customers are county governments with taxable parcel counts over 10,000 or cities with populations between 5,000 and 35,000. The Company's focus on the public sector allows it to design solutions that address the needs of these organizations. The Company has identified three significant growth opportunities in the public sector marketplace as described below.

  Expand Core Public Sector Business. The Company intends to geographically expand its core product business to address the following functional areas: property tax appraisal and assessment; property tax billing and collection; and city and municipal systems. Recently, this core business has been growing rapidly due, in the Company's judgment, to the ability of the Company's software to improve delivery of service, reduce costs, enhance revenue collection, operate successfully within budget constraints, comply with rapidly changing local, state and federal regulations and improve management economics. This opportunity represents a key segment of the Company's business strategy due to the growing recurring revenue streams generated by license agreements entered into by customers of the Company's core business.

  Provide Y2K Solutions. The Company plans to leverage its 17 years of public sector experience to capitalize on the opportunity to provide Y2K-compliant software applications to public sector organizations. The Y2K problem results from the traditional use of two-digit date fields to perform computations and decision-making functions. For example, a program using a two-digit date field may misinterpret "00" as the year 1900 rather than the year 2000. The Company believes this problem has been magnified in the public sector due to the substantially greater allocation of resources to the higher-paying private sector. In addressing the Y2K problem, public sector entities are faced with the prospect of competing with the private sector for recruiting, hiring and retaining top data processing talent, despite possessing limited ability to match competitive salaries for attracting new hires or retaining existing staff. As a result, the Company believes many public sector organizations are seeking cost-effective, non-labor intensive solutions such as those offered by CPS.

  Leverage Client/Server-Based Products. The Company intends to leverage the interoperability of the Company's core products to manage information flow between departments as organizations shift from mainframe computers to client/server systems. When local governments began to use computerized operations in the 1970s and 1980s, management systems were originally based on mainframe computers and later based on minicomputers. These legacy systems typically were developed on a customized basis using proprietary and often in-house operating systems and database software. The Company believes many public sector organizations currently are faced with a pressing need to integrate mission critical functions and databases by replacing standalone applications and customized, out-dated software with integrated software applications similar to those offered by CPS.

INDUSTRY OVERVIEW

 PUBLIC SECTOR MARKETPLACE

  The public sector marketplace is composed of state, county and city governments, other municipal agencies and publicly owned utilities. The Company estimates the local government market comprises over 3,000 counties and over 19,000 municipalities in the United States, not including school districts, townships and special government districts. According to one industry source, state and local government agencies spent approximately $34.5 billion on information technology and related products in 1996. This total included approximately $5.0 billion for software, $6.7 billion for external services, $7.4 billion for hardware and $15.4 billion on internal services (e.g., in-house management information systems departments).

  Of the $5.0 billion in 1996 software expenditures, approximately $3.1 billion was spent on law enforcement, child welfare, education and emergency services. Management estimates the remaining $1.9 billion was spent on software in the four areas CPS markets applications: property tax appraisals and assessments, property tax billing and collection, city and municipal systems and remittance processing systems. As local jurisdictions experience increasing pressure to provide more services without raising taxes, management believes state legislatures will raise needed revenue by amending tax laws. However, these same legislatures cannot, in the Company's view, appropriate sufficient resources to modify existing information systems. Thus, the public sector is faced with the dilemma of responding to frequent legislative change during a period of budget cuts.

 YEAR 2000 OPPORTUNITY

  The Y2K problem relates to the highly publicized inability of many existing computer legacy systems to accurately process information involving the year 2000 and beyond. For example, unless Y2K compliance is completed in certain systems, public sector organizations cannot properly (i) appraise, bill and collect property taxes, a principal revenue source, (ii) record fines and deeds resulting from property sales and (iii) maintain and retain accurate law enforcement records. Date-dependent programs are commonly found in legacy software applications used in many critical business operations, including those used by public sector organizations. Management has observed that the public awareness and recognition of the Y2K crisis is rapidly increasing as the millennium approaches.

  While the business community is taking steps to address the Y2K problem, the Company believes many public sector organizations lack the resources to achieve a timely solution due to budgetary and other constraints. One industry source estimates that the overall cost of solving the Y2K problem worldwide will be in the range of $300 billion to $600 billion. As a result of the significant resources required to resolve an enterprise-wide Y2K problem, many public sector organizations may adopt temporary or partial solutions. The failure by public sector organizations to install permanent Y2K solutions is expected by management to provide opportunities for CPS to provide Y2K solutions for years after the year 2000.

 DELIVERY OF CLIENT/SERVER TECHNOLOGY

  As computing technology evolves and information processing requirements expand, medium to large public sector organizations are seeking to preserve the investment in their existing systems by integrating or replacing mainframe computers with modern distributed computer processing architectures, such as client/server systems. Distributed computing refers to computer transactions that may take place among different types of computers at one or more locations, thereby permitting enterprise-wide information exchanges to occur that otherwise might not be possible. In a client/server environment, a mid-range computer serves as the network's hub or server. The server is connected to possibly hundreds of desktop personal computers or workstations known as "clients" throughout an organization. The Company believes the client/server approach has several benefits over mainframe-based systems, including user friendliness, flexibility in creating new applications in response to changes in an organization's informational requirements such as tax code changes, accessibility of enterprise-wide data from a variety of databases, and the ability to present data in different formats. Moreover, client/server architectures are becoming more cost effective as a result of technological advances in personal computers, networking, disk storage, operating systems and tiered software applications. As the public sector marketplace increasingly recognizes the benefits of client/server technology, the Company believes that there will be an increased demand for software and services that assist such organizations in making this transition.

THE CPS SOLUTION

 PUBLIC SECTOR MARKETPLACE

  Extensive Public Sector Experience. The Company's products are the result of more than 17 years of focusing on the public sector. CPS software is designed to help organizations streamline and automate administrative intensive processes such as property tax billing and collection, property tax appraisal and assessment and improve timeliness and quality of services. Each product was developed specifically for the public sector, addressing specific needs at an attractive price.

  Integrated Solution and Depth of Functionality. CPS currently markets 41 applications, which provide feature-rich systems for property tax appraisal and assessment, property tax billing and collection, as well as city and municipal systems. The Company's software applications are designed to offer customers the following: (i) simplification of data entry, (ii) compliance with periodically changing legislation, (iii) extensive security features,
(iv) flexible report configuration and (v) open system technology. The Company's products operate as stand-alone applications or as integrated suites which provide users with a consistent graphical user interface ("GUI") and the ability to easily access data and share information between different departments. The Company's applications are based upon proven technologies and are designed to function in mission critical environments.

  Cost Effective Implementation Technology. The Company employs a highly responsive implementation and planning process, offering rapid product deployment and easy migration among its product lines. The Company minimizes the productivity interruption that typically results from the introduction of new technology, thereby enabling organizations to realize the associated benefits more quickly.

 YEAR 2000 OPPORTUNITY

  Y2K Solutions and Applications. The CPS solution methodology incorporates the following process: (i) complete assessment of the customer's information systems using a proprietary technique to identify critical software components and related Y2K compliance, (ii) demonstrate the benefits of the Company's Y2K software applications, (iii) implement consulting and programming services to convert the non-Y2K data, (iv) install the Company's Y2K software application and (v) commence user training.

  Proprietary Software Conversion Tool. The most important element of the Y2K solution methodology is the conversion of the non-Y2K compliant data into Y2K compliance. CPS has developed a proprietary tool that converts data into a form that can be run by CPS applications. Management believes this tool offers a significant competitive advantage in marketing its software applications because the time to conversion and compliance is much shorter than a tedious legacy conversion of data and source code.

  Elimination Rather Than Correction of Legacy Code. The Company believes that the principal issues facing all Y2K solution providers are finding the hidden date codes embedded within legacy systems and locating any original lost source codes. The CPS solution overcomes these obstacles through the following process: (i) applying field expansion to the year field, (ii) running the newly-converted Y2K-compliant database on the Company's software, thereby eliminating the possibility of lost source codes and (iii) replacing the legacy source code with the Company's Y2K compliant application, thus eliminating the costly and time-consuming process of searching the legacy system for hidden date codes. CPS believes the Y2K problem will cause many public sector organizations to explore further the possibility of migrating all or portions of their legacy systems to Y2K compliant client/server systems.

 DELIVERY OF CLIENT/SERVER TECHNOLOGY

  Adaptability/Flexibility/Scalability. The Company's application software products are designed to be readily adaptable to meet a customer's initial needs and to offer sufficient flexibility to respond to a customer's specific system refinements and ongoing changes once the system is fully in service. The scalability of the Company's software applications and the customer's ability to migrate within the Company's product family allow state and local governments to increase operating levels and expand application functionality. In addition, the Company offers several application programming interfaces intended to enable customers to develop customized reporting and satisfy unique requirements.

  Multi-Platform Tiered Software Architecture. The Company's tiered software architecture separates the application logic from the GUI and database. This feature enables the Company to utilize multiple platforms and effectively integrate new technologies with existing software. The tiered architecture also allows customers to protect their investments in information systems while positioning them to adopt new object-based solutions, high performance servers and database management systems with no loss of functionality.

  Centralized System Administration. System administration is simplified in the Company's software applications, thereby simplifying system management, reducing the need for in-house system administrators and programmers and mitigating the need for third-party services. The Company's software applications incorporate extensive security features designed to protect data from unauthorized retrieval or modification. Simplified menus and data access can be tailored to meet each organization's requirements.

GROWTH STRATEGY

  The Company's growth strategy with respect to serving the public sector marketplace providing Y2K solutions and capitalizing on the shift to client/server-based systems includes the following elements:

  Augment Recurring Revenue Base. The Company's customers typically enter into long-term service agreements which generate recurring revenue from continuing monthly maintenance and service fees, typically at a rate equal to approximately 32% of the software license fee. Recurring monthly maintenance and service fees represented approximately 37% of the Company's revenues in fiscal 1997. Customers benefit from continually updated software and service in response to technological and legislative changes. In addition, long-term agreements serve as competitive barriers to entry in the Company's markets. The Company believes that its service, support and singular knowledge of its customers' hardware and software requirements ensure continued service and support revenues. See "Product Description."

  Leverage the Y2K Opportunity. The Company views the Y2K market as an opportunity to become one of the leaders in providing public sector solutions on a national basis. The Company's history in servicing the public sector coupled with the need for timely Y2K solutions creates a significant growth opportunity for the Company. The Company believes the Y2K opportunity will allow it to establish an installed base of large public sector accounts nationwide.

  Expand Geographic Initiatives. The Company intends to increase its penetration of the public sector market by expanding the distribution of its products into new and existing geographic markets. Currently, the Company has installations in six states and is actively pursuing new business opportunities in additional states, including Kentucky, Montana, Ohio and California. To accomplish this expansion, the Company plans to actively increase the size of its direct sales and marketing force and concurrently, hire additional technical, support and systems personnel. In addition, the Company intends to continue to build collaborative relationships with customers in order to develop new applications and assist customers in keeping pace with technology and in maintaining compliance with changing governmental regulations. The Company intends to leverage its installed customer base in order to enhance its ability to capture additional statewide accounts, as exemplified by the Company's market penetration in the state of Florida. Since entering the Florida market in 1988, the Company has completed 25 county installations out of a total of 67 counties in the state.

  Pursue Strategic Acquisitions. The Company views acquisitions as a means of acquiring technology and application expertise, broadening its customer base and expanding geographically. The Company believes that the public sector marketplace is highly fragmented with many small, closely-held companies. The Company believes its strong management team, the ability to leverage its core technologies and expertise, proven marketing programs and strategies, as well as access to capital, should provide the Company with a competitive advantage and position it to capitalize on acquisition and integration opportunities which may become available over the next several years. Its only corporate acquisition to date has been the acquisition of its subsidiary CDP Systems, Inc. in July 1997. See "Risk Factors--Acquisition Risk" and "Certain Transactions."

  Leverage Software Development Relationship. In 1995, the Company entered into an agreement with a subsidiary of Mastek, Ltd. ("Mastek"), an offshore provider of economical programming services, to provide coding services. All work is communicated to Mastek's Bombay, India office. Due to the difference in time zones, the Company can send Mastek a new specification or design and generally obtain the development code by the next business day. The Company believes this relationship provides several competitive advantages. First, the Company can respond rapidly to state and local regulatory changes through prompt software modifications and updates. Second, the costs of recruitment, hiring and traditional employee overhead expenses are minimized (if not completely eliminated). Third, by utilizing a varying number of offshore programming and development individuals, the Company minimizes its need to employ increasingly sought-after and highly qualified technical personnel, particularly as such programming relates to Y2K activities.

  Capitalize on Public Sector Expertise. The Company intends to capitalize on its public sector knowledge and experience to enhance sales in existing markets and new markets. For the past 17 years, the Company has focused exclusively on the public sector marketplace, resulting in the development of core expertise. The Company believes its customer base offers considerable leverage to new business since references from existing customers often result in future sales opportunities.

  Maximize Integrated Solutions to Become Sole Source Provider. The Company believes a substantial opportunity exists to sell additional products to current customers who have only one installed CPS product. For example, a customer using the Company's property tax appraisal and assessment system offers a direct-sales opportunity for the Company's property tax billing and collection system since both systems share a common database and processes.

  Leverage Relationships With Y2K Tool and Service Providers. CPS plans to leverage relationships with leading Y2K tool and service providers. In certain circumstances, CPS solutions may be unavailable to some public sector organizations who have already committed to in-house remedial measures. These public sector organizations can be referred to a Y2K tool and service provider partner of CPS for a fee. CPS will then use corresponding referrals from these Y2K tool and service providers of public sector organizations who desire a replacement application.

PRODUCT DESCRIPTION

  CPS offers fully integrated, Y2K compliant software solutions designed to automate and integrate the operations of county governments with taxable parcel counts over 10,000 or cities with populations between 5,000 and 35,000. The Company has designed its products based upon the philosophy that complete application integration is essential for the effective sharing of information across an organization.

  CPS seeks to be an innovative leader in each market served and set the standard through high perceived value. This perception results in premium pricing for its application software and related services which serves to strengthen the Company's market position. Upon contract signing, customers pay a license fee and a recurring maintenance and service fee equal to a rate of approximately 32% (depending upon a variety of factors) of the software license fee, which compares favorably with the Company's estimate of the industry average of 12-20%. The Company can often command such a premium in most markets it serves because the Company's products are designed to offer:
(i) the ability to maintain legislative compliance, (ii) a strong service and support organization with a single point of contact, (iii) fully-integrated, proven and feature-rich software applications, and (iv) a complete system solution. Pricing for most applications is generally transaction based on a parcel count which allows the larger, more affluent governmental units to bear a proportionately higher cost in a way that is readily justifiable. The Company also provides RPS hardware and software to regulated utilities and commercial markets to meet the needs of public and private sector organizations with high speed processing of check payments. Currently, the Company has RPS solutions installed in 12 states with applications in such areas as utility payments, subscription payments and county property tax collections. The Company also offers Windows NT-based integrated voice response and document imaging systems.

  The Company's technological strategy is to continue to offer applications that run across the most popular operating systems. Currently, supported systems include UNIX, AIX and Microsoft NT. The Company's products are supported on databases including Oracle, Informix, Microsoft SQL Server and C-ISAM.

  The following table sets forth a summary description of certain of the Company's products.

                                    CAMA
                            COMPUTER ASSISTED MASS                   TAX MANAGER                          CITY MANAGER
                                 APPRAISAL                   TAX BILLING AND COLLECTIONS              MUNICIPAL SOLUTIONS
                      --------------------------------- -------------------------------------- ----------------------------------
PRODUCT POSITIONING:  Exceeding 100,000 taxable parcels Exceeding 100,000 taxable parcels      Population up to 35,000
SOLUTIONS:            Software and Y2K tools/services   Software and Y2K tools/services        Software and Y2K tools/services
PRODUCTS/FEATURES:    CAMA System                       Tax Manager                            General Ledger
                      --------------------------------- -------------------------------------- ----------------------------------
                      -- Appeals tracking               -- Integrated current/delinquent taxes -- Flexible chart of accounts
                      -- Real time valuation            -- Unlimited paid and audit history    -- Integrated budgeting
                      -- Valuations by all methods      -- Comprehensive distribution of taxes -- Financial reporting
                      -- Sketching/Field automation
                      -- Integrated real and personal
                        systems
                                                        Occupational License                   Utility Billing
                                                                                               ----------------------------------
                                                                                               -- Multiple services tracked
                                                        Tourism Tax                            -- Hand held meter reading
                                                                                               -- Extensive billing parameters
                                                        Game and Fish Licensing                -- Cycle billing
                                                        Vessel Registration                    Accounts Payable
                                                                                               ----------------------------------
                                                                                               -- Unlimited vendor history
                                                        Non-Ad Valorem Assessment System       -- Integrated with purchase orders
                                                                                               -- Allows for one time vendors
                                RPS
                       REMITTANCE PROCESSING
                      -----------------------
PRODUCT POSITIONING:  50,000 peak items
                      per day or less
SOLUTIONS:            Various services
PRODUCTS/FEATURES:
                      Integrators for various
                      software systems
                      designed for the NCR
                      7780

PROPERTY TAX APPRAISAL AND ASSESSMENT SYSTEMS

  The Company's CAMA system, designed and written using computer-aided software engineering tools, is a fully integrated suite of programs with applications for mass property tax appraisal, assessment administration (appeals processing, statistical analysis of property values and sketching of property and buildings), integrated imaging and GIS/911 interfacing and is designed to meet the needs of county property appraisers and/or tax assessors. The CAMA system adheres to IAAO standards and provides a powerful set of tools to establish an equitable, defensible set of property values for a variety of property types including residential, agricultural, multi-family, commercial, industrial, business, personal and household goods.

  The CPS CAMA system incorporates regression and feedback methodologies to produce direct market values and market adjusting techniques which are available for costing out location and depreciation. The system also provides the user with the ability to: (i) specify which valuation appraisal method (cost, market or income) will be used as the default valuation for each type of property, (ii) maintain a comprehensive history file on each parcel, including transactions affecting it, which can be displayed or printed upon request and (iii) maintain sales data and descriptive information on each parcel at the time of sale, thereby generating a "snapshot" vital in market valuation and appraisal analyses.

  Representative current licensees and users of the CPS CAMA system product include Martin County (Florida), Union County (North Carolina) and Canadian County (Oklahoma). The license fee for a typical client currently ranges from approximately $225,000 to $1,800,000, depending on hardware configurations, number of users and applications licensed.

PROPERTY TAX BILLING AND COLLECTION SYSTEMS

  Designed to meet the needs of county tax collectors and/or treasurers, the Company's property tax billing and collection product (the "Tax Manager") provides public sector organizations with a comprehensive integrated property tax billing and collection reporting system designed to improve and streamline revenue tracking, processing and payment collection. The Tax Manager provides multiple terminal cash drawer, payment processing and validation capability and eliminates redundant data entry. The product is designed to handle a full range of services including posting, recording, universal cashiering, reconciliation, cash control, auditing, distribution of funds, report generation and interfacing to various high speed remittance processors.

  The Tax Manager encompasses the following property tax billing and collection applications: (i) current ad valorem tax system, (ii) installment processing, (iii) mortgage processing, (iv) non ad valorem assessments, (v) distribution systems, (vi) splits and corrections, (vii) advertising, (viii) current tax roll billing, (ix) personal property system, (x) tax sale (real estate, non ad valorem assessments), (xi) delinquent tax and assessment system, (xii) tax deed processing, (xiii) boat licensing system and (xiv) hunting and fishing licensing systems.

  Representative current licensees and users of the Tax Manager product include the Florida counties of Broward (Fort Lauderdale), Okaloosa (Fort Walton Beach/Destin) and Volusia (Daytona Beach). The license fee for a typical client currently ranges from approximately $225,000 to $1,800,000, depending on hardware configurations, number of users and applications licensed.

CITY AND MUNICIPAL SYSTEMS

  The Company's city and municipal systems products provide key operating and financial management functions for public city and municipal governments. The Company's City Manager ("City Manager") and Financial Manager ("Financial Manager") are both state-of-the-art libraries of software applications which can be completely integrated with each other. CPS provides its users with customization capabilities and updated applications which are the result of changes mandated by state and local legislatures.

  The City Manager and Financial Manager have been designed to serve the needs of governmental financial officers and human resource managers in public sector organizations by providing the following benefits: (i) serve as an integrated financial reporting system designed to monitor organizational goals, (ii) comply with all Governmental Accounting, Auditing, and Financial Reporting and state standards, (iii) streamline reporting requirements, and
(iv) eliminate redundant data entry and minimizes record management. Both the City Manager and the Financial Manager are integrated with the following applications: (i) general ledger, (ii) payroll, (iii) purchase order, (iv) inventory management, (v) accounts payable, (vi) account receivable, (vii) fixed asset management and (viii) investment management.

  Representative current licensees and users of the City Manager and Financial Manager products include the City of Port Lavaca (Texas), City of Cedar Hill (Texas) and City of Altus (Oklahoma). The license fee for a typical sale currently ranges from approximately $25,000 to $150,000, depending on hardware configurations, number of users and applications licensed.

REMITTANCE PROCESSING SYSTEMS

  The Company also provides remittance processing hardware and software to regulated utilities and commercial markets to meet the needs of public and private sector organizations for high speed processing of check payments with applications in such areas as utility payments, subscription payments and county property tax collections. Currently, the Company has RPS installations in 12 states (Arizona, California, Florida, Kansas, New York, Georgia, Massachusetts, Minnesota, Utah, Oregon, Idaho and Texas) and has completed
21 installations since commencing RPS activities in June 1995. Representative installations in the public sector market include San Bernardino County, Texas Department of Public Safety, Georgia Department of Revenue and Tax and Hillsborough County, Florida. In the private sector, representative installations include

Guidepost, Feature Films, Palm Coast Data, Snapping Shoals Utility and Eugene Electric and Water Board. A typical RPS sale currently ranges from approximately $50,000 to $650,000, depending on hardware configuration and software conversion.

CPS PROPRIETARY Y2K CONVERSION PROCESS

  CPS utilizes a unique, step-by-step process by which the client's legacy data is removed, re-engineered with compliant date fields and then loaded into an industry standard relational database of the client's choosing. Prior to entering into a contract, CPS analyzes the data formats, sources and types in anticipation of using the Company's Y2K tools. Immediately after the contract process is complete, both on-site and in the Company's conversion centers, CPS begins the process of extracting the raw data, analyzing it field by field, mapping to the CPS database layout by application and testing the system through use of the Company's Y2K compliant application software.

  The Company believes that the primary advantage of the CPS approach is that the time to conversion and compliance is much shorter than a tedious legacy conversion of data and source code. In addition, the Company's Y2K compliant application will be offering the client a multi-tiered client/server approach allowing for extensive data mining using standard structured query language ("SQL") tools.

                                     LOGO
        [CHART OF CPS PROPRIETARY Y2K CONVERSION PROCESS APPEARS HERE]

  As shown above, the Y2K conversion process involves numerous steps to interrogate the legacy data, inventory all date fields and create a data dictionary map for use in the Company's Y2K compliant software.

Each date field is expanded, tested for proper validation, formatted to the proper Y2K compliant format of the target database and then loaded for testing. All date fields are converted in this process. By making the legacy source code obsolete and eventually discarding it, the unique CPS solution ensures that no non-Y2K compliant processes inherent in the legacy code survive the conversion process. In addition, this solution eliminates the problems of hidden date codes and lost source code.

CPS TIERED SOFTWARE ARCHITECTURE

  The Company's tiered software architecture separates the application logic from the GUI and the database, thereby enabling the Company's products to operate on any Windows NT, UNIX or any UNIX derivative platform including IBM
(AIX), NCR (UNIX), Hewlett-Packard (HP-UX) and Sun Microsystems (Solaris). The Company offers customers CPS GUI, internet browser and character-based interface. Furthermore, the applications can be implemented on multiple platforms with no loss of functionality. The Company's applications operate on systems running databases such as Oracle, Informix, Microsoft SQL Server and C-ISAM. The Company's tiered software architecture does not require the application code to be reconfigured to enable the applications to operate on different platforms, databases or operating systems. The tiered architecture permits customers to protect their investment in the Company's system while enabling them to adapt to emerging operating systems, servers and databases.

                      CPS TIERED APPLICATION ARCHITECTURE
                                     LOGO
                             [Chart appears here]

SALES AND MARKETING

  The Company sells its products in the United States through a direct sales force. As of February 28, 1998, the Company had 19 employees in its sales and marketing organization. The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective customers. These techniques include exhibiting at trade shows, holding seminars for clients and prospective clients on technology and industry issues and marketing through targeted mail campaigns.

  The Company believes in establishing a strong local presence in order to effectively address the needs of local governments and establish long-term relationships. For that reason, CPS has established regional offices in Dallas, Texas; Tampa, Florida; and Tulsa, Oklahoma. The Company also operates customer service and sales offices in San Antonio, Houston, Abilene and Wichita Falls, Texas. Additionally, CPS maintains sales and software development personnel in Los Angeles and San Francisco, California; Boston, Massachusetts; Atlanta, Georgia; and Tallahassee, Florida.

  The Company's sales and marketing strategy focuses on building and maintaining strong relationships with businesses that the Company believes play a role in the successful marketing of its software products. These providers include software and hardware vendors and technology consulting firms, some of which are active in the selection and implementation of information systems for organizations that comprise the Company's principal customer base.

  In connection with the sales and marketing of software application products, the Company has established direct and indirect value-added re-seller arrangements pursuant to standard re-seller agreements with IBM, NCR and Compaq Computer for the sale of hardware and related products. In turn, the sales force of these manufacturers work closely with the Company's sales and marketing personnel in an effort to promote sales of the Company's products and services in conjunction with hardware sales by such manufacturer.

  A sales cycle is the period between the confirmation of interest and the consummation of the sale. Historically, the sales cycle for the Company ranges from nine to 18 months on average. Since public sector entities are subject to and bound by budgets formally approved by the appropriate governing board, the length of the sales cycle depends on (i) when the entity becomes a prospect,
(ii) the size of the appropriation and (iii) the availability of budgeted funds for the purchase of a new system. In the future, management has experienced and expects to continue to experience a trend towards a shorter sales cycle. Entities who are experiencing a dilemma due to a Y2K problem are accelerating their purchasing requirements. Moreover, CPS employs creative software financing techniques that shorten the sales cycle.

RESEARCH AND DEVELOPMENT

  The Company's research and development activities are focused on the enhancement of its existing products and the introduction of new products. The Company outsources certain product development and enhancement activities to independent contractors. CPS continually updates its products for amendments to the various tax laws and regulations. Research and development expenses were $1.5 million for the year ended December 31, 1997, compared to $870,000 for the year ended December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

  The Company believes it has a strong competitive advantage in the areas of cost containment and time to market with key technology for its clients resulting from its offshore out-sourcing programming services. Costs of recruitment, hiring and traditional employee overhead expenses are minimized or eliminated. By utilizing a team of offshore developers, the size of which can be modified upon request, the Company can maintain a level of development resources to match existing market needs. The Company is presently obtaining these programming services through a non-exclusive agreement with Mastek, cancellable upon 30 days' written notice. However, management believes commercially competitive replacement services are available through other offshore programming service providers.

  The Company plans to continue to enhance its applications to suit the evolving needs of the public sector market. In particular, the Company intends to develop additional functionality on existing application modules and to create new modules. Additionally, the Company seeks to improve and expand its object development environment, with two fundamental objectives: (i) continued user empowerment with an emphasis on ease-of-use and (ii) increased flexibility to modify base products in order to suit specific customer requirements. The Company plans to continue to add new products and services, both through internal development and potential acquisitions, to leverage the Company's core technologies and expertise.

COMPETITION

  The market in which the Company competes is highly fragmented, with a large number of competitors that vary in size, primary computer platforms and overall product scope. Within its traditional public-sector markets, the Company competes from time to time with (i) custom software and services providers (such as Andersen Consulting, KPMG Peat Marwick and Oracle Corporation), (ii) companies which focus on selected segments of the public sector market (including Systems & Computer Technology Corporation, Manatron, Inc., H.T.E., Inc., American Management Systems, Incorporated and BRC Holdings, Inc.), and (iii) a significant number of smaller private companies. The Company also competes with in-house management information services staff. In addition, within the market for its Y2K solution products, the Company anticipates that it will compete with companies who focus upon overall enterprise solutions to the Y2K problem. Many of the Company's competitors are more established, benefit from greater name recognition and have substantially greater resources than the Company. Moreover, the Company could face additional competition as other established and emerging companies enter the public sector software application market and/or the Y2K market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and operating results. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third-parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.

  CPS believes it can differentiate its own products and services from these current and future competitors, focusing on the Company's functionality, product flexibility, ease of implementation and adaptability to customer needs without custom programming, enterprise product breadth, individual product features, service reputation and price. The Company believes that many of its competitors lack these essential qualities because they do not focus exclusively on the public sector market or offer fully-integrated software applications. However, there can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon the Company's business, financial condition and operating results. See "Risk Factors-- Competition."

  The following table sets forth a representative list of the Company's competitors.

         CAMA
COMPUTER ASSISTED MASS          TAX MANAGER                 CITY MANAGER                  RPS
       APPRAISAL        TAX BILLING AND COLLECTIONS     MUNICIPAL SOLUTIONS      REMITTANCE PROCESSING
----------------------  --------------------------- ---------------------------- ---------------------
Cole Layer Trumble      ASIX, Inc.                  H.T.E., Inc.                 Wassau Financial
                                                                                  Systems, Inc.*
American Management     BRC Holdings, Inc.          Interactive Computer Designs J & B Software, Inc.
 Systems, Incorporated                               d/b/a INCODE
Sigma Systems                                       New World Systems
 Technology, Inc.                                    Corporation
Kb Systems, Inc.                                    Pentamation
BRC Holdings, Inc.

--------
* Currently serves as a supplier to the Company

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

  The Company regards certain features of its internal operations, software and documentation as confidential and proprietary, and relies on a combination of contract and trade secret laws and other measures to protect its proprietary intellectual property. Despite these precautions, it may be possible for unauthorized parties to copy the Company's software or reverse engineer or otherwise obtain and use information the Company regards as proprietary. The Company has no patents and, under existing copyright laws, has only limited protection. In addition, certain provisions of the license agreements entered into by the Company, including provisions against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation or development could have a material adverse effect on the Company's business, financial condition and operating results. As the number of competitors providing similar products increases, overlapping methodologies used in such products will become more likely. Although the Company's methodology has never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Litigation, regardless of its outcome, could result in substantial cost to the Company and divert resources and management from the Company's operations. Any infringement claim or litigation against the Company could, have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Proprietary Rights and Risks of Infringement."

CUSTOMERS

  The following table sets forth a representative list of the Company's customers.

                               CAMA                       TAX MANAGER            CITY MANAGER                  RPS
CLIENT LOCATION  COMPUTER ASSISTED MASS APPRAISAL TAX BILLING AND COLLECTIONS MUNICIPAL SOLUTIONS     REMITTANCE PROCESSING
---------------  -------------------------------- --------------------------- ------------------- -----------------------------
California       Sacramento County                  Sacramento County                             San Bernardino County
                                                                                                  San Diego County
Colorado                                            Douglas County            City of Alamosa
                                                    Adams County
Florida          Martin County Appraiser            Broward County                                Sarasota County Tax Collector
                                                    Charlotte County                              Hillsborough County Tax
                                                    Sarasota County                               Collector
New Mexico                                                                    City of Artesia
North Carolina   Union County
Oklahoma         Canadian County Assessor           Rogers County Treasurer   City of Altus
                                                                              City of El Reno
Texas            Cooke County Appraisal District                              City of Port Lavaca City of Arlington
                                                                              City of Cedar Hill  Texas Department of Public
                                                                                                  Safety

EMPLOYEES

  As of February 28, 1998, the Company had 95 full-time and 5 part-time employees. This total includes 19 people in sales and marketing, 22 in research and development, 42 in customer support and field services and 17 in general administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company believes its relations with its employees are good.

DESCRIPTION OF PROPERTIES

  The Company maintains its headquarters in Dallas, Texas where it leases from a non-affiliated party an aggregate of approximately 14,250 square feet under a lease expiring in April 2000. The lease requires annual rental payments of $182,811 ($12.83 per sq ft per year) in 1998, $194,682 ($13.66 per sq ft per year) in 1999 and $66,477 ($14.00 per sq ft per year) in 2000 through the lease termination date. General and administrative, marketing, product development and customer support and service operations are located in this space. The Company also leases from a non-affiliated party an aggregate of approximately 7,800 square feet of office space in various other locations throughout the United States for sales and service offices. These leases typically have terms of one year or less with an average per square foot rental of $9.44, and on standard commercial terms. CPS believes its facilities are in good condition and adequate for present needs.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's results of operations or financial position.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information concerning the directors, executive officers and key employees of the Company.

      NAME                     AGE POSITION
      ----                     --- --------
      Paul E. Kana............ 64  Chairman and Chief Executive Officer
      James K. Hoofard, Jr. .. 38  Director, President and Chief Operating Officer
      Kevin L. Figge.......... 40  Chief Financial Officer
      Michael P. Brown........ 47  Vice President
      John C. Thomas.......... 51  Vice President
      Bobby C. Dow............ 38  Vice President
      Lisa D. Hargiss......... 36  Vice President
      Randy A. Sellers........ 35  Vice President
      G. Dean Booth, Jr. ..... 58  Director and Secretary
      Sidney H. Cordier....... 53  Director
      Brian R. Wilson......... 46  Director

  PAUL E. KANA has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since December 1994. From 1988 to 1994, Mr. Kana served as President, Chief Executive Officer and a member of the Board of Directors of Delaware-based MR Data Management, Inc. ("MR"), a wholly-owned subsidiary of MR Data Management Group PLC ("MR Data Management"), which engages in data transcription and document image-processing. In 1988, MR acquired Computer Microfilm Corporation ("CMC"), a publicly-held company founded by Mr. Kana in 1968. CMC engages in digital image processing, conversion of computer output to microfilm and CD-ROM, computer processing, high volume laser printing services and micro-publishing. Mr. Kana is a graduate of Columbia University of New York with a Bachelor of Science in Engineering.

  JAMES K. HOOFARD, JR. has served as a Director, President and Chief Operating Officer of CPS since December 1994. From 1991 to 1994, Mr. Hoofard served as Vice President of Marketing and Sales, and was responsible for the Property Tax Billing and Collection group. He joined the Company as a Programmer/Analyst in May 1982 and moved into the marketing and sales area in September 1987, focusing on developing the Florida market. From 1982 to 1987, he served as a Revenue Analyst, Software Product Manager, and as a Product Manager for the Florida Tax Manager product. Mr. Hoofard is a graduate of the University of Texas at Arlington with a Bachelor of Business Administration in Systems Analysis.

  KEVIN L. FIGGE has served as Chief Financial Officer since October 1997. Mr. Figge's responsibilities since December 1994 have been encompassed within the Administrative Services group which is comprised of the Accounting and the Finance Department, as well as the Personnel and Corporate Services Department. He joined the Company in July 1992 as Controller and was made an officer of the Company in December 1994. Prior to joining CPS, Mr. Figge served as Controller of Aarberg Printing Inks, Inc. and was an Accounting Manager with the Army and Air Force Exchange Service. Mr. Figge graduated with a Bachelor of Science degree in Business Administration from the University of Maryland and also obtained a Bachelor of Science degree in Accounting from the same university. Mr. Figge is a certified public accountant.

  MICHAEL P. BROWN has served as Vice President--Conversions since October 1996. From June 1995 to October 1996, Mr. Brown was responsible for the Property Tax Appraisal and Assessment group. He served as Vice President of Special Projects from 1993 to 1995 with responsibility for the development of Property Tax Billing and Collection. Prior thereto, Mr. Brown was the Vice President of the City and Municipal group primarily in Florida. Mr. Brown joined CPS in November 1980. He is a graduate of Louisiana Tech University with a Bachelor of Science degree in Computer Science.

  JOHN C. THOMAS has served as Vice President--Sales since June 1997. Mr. Thomas was previously employed by Kb Systems, Inc., a Florida-based developer of property tax appraisal and assessment software ("Kb Systems"), where he served in various corporate management and marketing positions, focusing on the areas of administration, CAMA and Property Tax Billing and Collection software. Prior to joining Kb Systems in 1989, Mr. Thomas authored the Thomas Sales Prospecting and Territory Management Directory, which was published by the American Management Association. Prior thereto, he served as Vice President of Sales of Citicorp Information Services, a division of Citibank, N.A. and as Regional Sales Manager of Interactive Data Corporation, a wholly-owned subsidiary of Chase Manhattan Corporation. Mr. Thomas earned a Bachelor of Science degree in Industrial Management from Wayne State University.

  LISA D. HARGISS has served as Vice President--Long Term Client Care since September 1995. She joined the Company in August 1987 as a Client Support Representative, becoming an integral part of the design team for the Florida Property Tax Billing and Collection product and the CAMA product. Ms. Hargiss obtained a Bachelor of Science degree in Computer Science from Texas A&M University at Commerce.

  RANDY A. SELLERS has served as Vice President--Implementation since November 1996. Prior to joining CPS in March 1994, Mr. Sellers served two years as MIS director and four years in technical support with DacEasy, Inc., a provider of accounting software. Mr. Sellers received a Bachelor of Science degree in Management Science and Computer Systems from Oklahoma State University.

  BOBBY C. DOW has served as Vice President--Product Development since October 1996. Mr. Dow was responsible for the Municipal group for one year prior to joining the Product Development group. Mr. Dow, who joined the Company in 1983 as a programmer/analyst, has been part of the original development team that designed and produced the City group product and has also devoted considerable developmental efforts to the Tax Collection product. Mr. Dow is a graduate of Southeastern Oklahoma State University with a Bachelor of Science degree in Computer Science.

  G. DEAN BOOTH, JR. has served as a Director and the Secretary of CPS since December 1994. Mr. Booth is a partner at the law firm of Schreeder, Wheeler & Flint, LLP of Atlanta, Georgia. Prior to joining Schreeder, Wheeler & Flint in March 1996, he was the founder and managing partner of Booth, Wade and Campbell from 1990. He currently serves as Honorary Chairman and Member of the Executive Council for the International Bar Association, Trustee and Secretary for the Institute for Political Economy, and Chairman of the Bar Council, United States District Court, Northern District of Georgia.

  SIDNEY H. CORDIER has served as a Director of the Company since December 1994. From January 1994 to present, Mr. Cordier has served as Chairman of the Board of Directors of Cedardata PLC, a publicly-held U.K. company listed on the London Stock Exchange, specializing in commercial and financial accounting systems software ("Cedardata"). From 1984 to 1993, Mr. Cordier was Chief Executive Officer of MR Data Management.

  BRIAN R. WILSON has served as a Director of CPS since December 1994. From 1993 to the present, Mr. Wilson has been a management consultant, advising companies on restructurings and serving as a manager of a private investment trust, and in May 1996, was appointed a director of Cedardata. From 1987 to 1993 Mr. Wilson served as Finance Director and a member of the Board of Directors of MR Data Management where his responsibilities included mergers and acquisitions, cash management, pensions, insurance, certain legal matters and investor relations. Prior to joining MR Data Management in 1987, Mr. Wilson was the Chief Financial Officer for European Properties with the Pension Fund Property Unit Trust in the United Kingdom.

  The Company's Board of Directors is divided into three classes, with two classes composed of two directors and one class with one director. The classes serve staggered three-year terms. G. Dean Booth, Jr.'s term as Director shall expire as of the 1998 annual meeting, Brian P. Wilson's and Sidney H. Cordier's terms shall expire as of the 1999 annual meeting, and James K. Hoofard, Jr.'s and Paul E. Kana's terms shall expire at the 2000 annual meeting. The Company's executive officers are appointed by and serve at the discretion of the Board of Directors. No family relationships exists between any directors or executive officers of CPS.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board maintains an Audit Committee and Compensation Committee. The Audit Committee is responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors. The Audit Committee is comprised of Messrs. Booth, Kana and Wilson. The Compensation Committee is comprised of Messrs. Booth, Wilson and Kana. The Compensation Committee makes recommendations concerning the salaries and incentive compensation of employees and consultants to the Company, and will oversee and administer the Company's stock option plans.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid by the Company to its Chief Executive Officer and the four next most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for services rendered during the fiscal years ended December 31, 1997 and December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM COMPENSATION
                                                          --------------------------
                               ANNUAL COMPENSATION              AWARDS       PAYOUTS
                         -------------------------------- ------------------ -------
                                                          RESTRICTED
NAME AND                                     OTHER ANNUAL   STOCK    OPTION/  LTIP      OTHER
PRINCIPAL POSITION       YEAR  SALARY  BONUS COMPENSATION   AWARDS    SARS   PAYOUTS COMPENSATION
------------------       ---- -------- ----- ------------ ---------- ------- ------- ------------
Paul E. Kana............ 1997 $110,000   --       --          --        --      --        --
 Chairman and Chief      1996  110,000   --       --          --        --      --        --
 Executive Officer
James K. Hoofard, Jr.... 1997 $125,000   --       --          --        --      --        --
 Director, President and 1996  125,000   --       --          --        --      --        --
 Chief
 Operating Officer

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

  Messrs. Kana and Hoofard entered into employment agreements with the Company on December 30, 1997. These agreements are for a two-year term and automatically renew for another two-year period absent termination by the Company or the employee. The employment agreements provide for an annual salary of not less than $150,000 per year for Mr. Hoofard and $110,000 per year for Mr. Kana, with annual performance bonuses to be determined by the Compensation Committee in connection with achievement of performance criteria to be determined. In addition, each of Messrs. Kana and Hoofard shall receive severance payments equal to base compensation at the most recent annual amount (including performance bonus) for two years if employment is terminated by the Company without cause or if such employee resigns with "good cause" (i.e., in the event of any material alteration, reduction or dimmunition in duties or responsibilities, or following a merger or change in control of the Company).

COVENANTS NOT TO COMPETE

  Messrs. Kana and Hoofard have agreed to devote substantially full time to the business of the Company and not engage in any competitive businesses. In particular, they will not manage, consult or participate in any software business (other than an ownership 5% or less), unless the independent directors of the Company determine such investment is in the best interests of the Company.

COMPENSATION OF DIRECTORS

  All directors are reimbursed for their usual and customary expenses incurred in attending all Board and committee meetings. CPS currently pays directors who are not also employees (Messrs. Cordier, Wilson and Booth) $650 per day of service as it relates to attending such meetings. Directors who are also employees of the Company receive no remuneration for serving as directors.

BONUS PLAN

  The Company has adopted bonus programs for employees, including executive officers, whereby bonus payments are made based on achievement of individual performance and consolidated corporate operating results. Business unit performance also will be a factor in determining compensation awards with respect to key employees who are not executive officers. The specified qualitative and quantitative criteria employed by the Board of Directors of the Company in determining bonus awards will vary for each individual and from year to year.

401(K) SAVINGS PLAN

  The Company sponsors a deferred savings plan (the "401(k) Plan") qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). All employees over the age of 21 who have completed one year of service with the Company are eligible to participate in the 401(k) Plan. Eligible employees may contribute to the 401(k) Plan up to 15% of their salary subject to an annual maximum established under the Code. Presently, the Company does not match employee contributions to the 401(k) Plan.

EMPLOYEE EQUITY PLANS

  1997 Equity Participation Plan. The Company has established an equity participation plan (the "1997 Equity Participation Plan") to enable executive officers, other key employees, independent directors and consultants of CPS to participate in the ownership of the Company. The 1997 Equity Participation Plan is designed to attract and retain executive officers, other key employees, independent directors and consultants of the Company and to provide incentives to such persons to maximize the Company's performance. The 1997 Equity Participation Plan provides for the award to executive officers, other key employees, independent directors and consultants of the Company of a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards and provides for the grant to executive officers, other key employees, independent directors and consultants of nonqualified stock options. Awards under the 1997 Equity Participation Plan may provide participants with rights to acquire shares of Common Stock.

  The 1997 Equity Participation Plan is administered by the Compensation Committee, which is authorized to select from among the eligible participants the individuals to whom options, restricted stock purchase rights and performance awards are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof. The members of the Compensation Committee who are not affiliated with the Company will select from among the eligible participants the individuals to whom nonqualified stock options are to be granted, except as set forth below, and will determine the number of shares to be subject thereto and the terms and conditions thereof. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the 1997 Equity Participation Plan.

  Nonqualified stock options will provide for the right to purchase Common Stock at a specified price which may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term.

  Incentive stock options will be designed to comply with the provisions of the Code and will be subject to restrictions contained in the Code, including exercise prices equal to at least 100% of fair market value of Common Stock on the grant date and a ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option.

  Restricted stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Compensation Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

  Performance awards may be granted by the Compensation Committee on an individual or group basis. Generally, these awards will be based upon specific agreements and may be paid in cash or in Common Stock or in a combination of cash and Common Stock. Performance awards may include "phantom" stock awards that provide for payments based upon increases in the price of the Common Stock over a predetermined period. Performance awards may also include bonuses which may be granted by the Compensation Committee on an individual or group basis and which may be payable in cash or in Common Stock or in a combination of cash and Common Stock.

  There are 600,000 shares of Common Stock reserved for issuance pursuant to the 1997 Equity Participation Plan, of which options to purchase 335,000 shares have been granted to certain directors, officers and employees to be effective upon the closing of this offering, with an exercise price equal to the initial public offering price.

  Employee Stock Purchase Plan. The Company has established the CPS Systems, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees of the Company in acquiring a stock ownership interest in CPS and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan permits employees to purchase shares of Common Stock through payroll deductions at a price equal to 85% of fair market value. A total of 100,000 shares of Common Stock are reserved for issuance pursuant to the Employee Stock Purchase Plan. Each employee is limited to purchasing Common Stock having an aggregate market value of $25,000 in any calendar year.

CERTAIN TRANSACTIONS

  G. Dean Booth, Jr., a director of the Company, is a partner in the law firm of Schreeder, Wheeler & Flint, LLP of Atlanta, Georgia ("SWF") and was formerly a partner at Booth, Owens & Jospin, LLP ("BOJ"). SWF has acted as counsel to the Company and has been retained by the Company to assist in the preparation of this offering. During fiscal 1997, legal fees incurred by the Company to SWF totaled $289,000. During fiscal 1996, SWF was paid approximately $28,000 in legal fees and expenses, and BOJ was paid approximately $7,000 in legal fees and expenses. The Company did not make any payments to SWF in fiscal 1995, but paid approximately $27,500 in legal fees and expenses to BOJ. It is anticipated SWF's fees from services in the preparation of this offering will total approximately $120,000.

  In May 1997, the Company's shareholders formed Thor Concepts, Inc., a Georgia corporation ("Thor"), for the sole purpose of acquiring CDP Systems, Inc., a Florida corporation ("CDP"), for nominal consideration. In addition, the Company's shareholders advanced approximately $123,000 to CDP to cover CDP expenses (the "CDP Loans"). Effective July 1997, the Company purchased the shares of CDP from Thor in exchange for nominal consideration and assumption of the CDP Loans. As of December 31, 1997, there was approximately $126,000 in principal and accrued interest outstanding under the CDP Loans. See "Use of Proceeds."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of February 28, 1998, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby, by (i) each of the directors of CPS, (ii) each of the Named Executive Officers, (iii) each person or entity known to CPS to own beneficially more than 5% of the Company's Common Stock and (iv) all directors and executive officers as a group. To the Company's knowledge, none of these entities has a relationship with any Underwriters of this offering or their respective affiliates. Except as otherwise indicated below, each person or entity named in the table has sole voting and investment power (or shares such power with his or her spouse) with respect to his or her Common Stock shown as beneficially owned by each.

                                SHARES BENEFICIALLY        BENEFICIAL OWNERSHIP
                                       OWNED                    AFTER THE
NAME AND ADDRESS OF           PRIOR TO THE OFFERING(1)         OFFERING(1)
DIRECTOR, OFFICER AND         -------------------------------------------------
OTHER PRINCIPAL SHAREHOLDER     NUMBER        PERCENTAGE    NUMBER   PERCENTAGE
---------------------------   -------------- ----------------------- ----------
Paul E. Kana.................      1,139,402         23.6% 1,139,402    16.9%
 3400 Carlisle, Suite 500
 Dallas, Texas 75204
Sidney H. Cordier(2).........      1,139,402         23.6% 1,139,402    16.9%
 Weybourne
 10 Wray Park Road
 Reigate Surrey
 RH2 2 ODD
 United Kingdom
Brian R. Wilson(2)...........      1,139,402         23.6% 1,139,402    16.9%
 Drymen House
 Horn Lane
 East Hendren, Near Wantage,
 Oxon OX128LD United Kingdom
G. Dean Booth, Jr.(2)........        243,265          5.0%   243,265     3.6%
 Schreeder, Wheeler & Flint
  LLP
 1600 The Candler Building
 127 Peachtree Street, N.E.
 Atlanta, Georgia 30303
James K. Hoofard, Jr.........        182,449          3.8%   182,449     2.7%
 3400 Carlisle, Suite 500
 Dallas, Texas 75204
Hanifen Imhoff Mezzanine
 Fund, L.P.(2)(3)............        724,719         15.0%   724,719    10.8%
 1125 17th Street, Suite 1600
 Denver, Colorado 80202
All directors and executive
 officers as a group(2)
 (5 persons).................      3,843,920         79.5% 3,843,920    57.1%

--------
(1) The number of shares beneficially owned by each shareholder is determined under rules and regulations promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, as well as any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares.
(2) Does not assume the sale of any shares of Common Stock. See "Selling Shareholders."
(3) The Hanifen Imhoff Mezzanine Fund, L.P. is a Small Business Investment Company licensed under the Small Business Investment Act of 1958, as amended. Its focus is $1.0 million to $3.0 million subordinated debt investments in later stage manufacturing, distribution and service companies. No director, officer or other principal shareholder of the Company is affiliated with the Hanifen Imhoff Mezzanine Fund, L.P.

                             SELLING SHAREHOLDERS

  In the event that the Underwriter's over-allotment option is exercised in full, the following shareholders (the "Selling Shareholders") will sell the number of shares indicated below:

                             BENEFICIAL                     BENEFICIAL      PERCENTAGE
                           OWNERSHIP PRIOR    NUMBER OF   OWNERSHIP AFTER OWNERSHIP AFTER
                          TO OVER-ALLOTMENT    SHARES     OVER-ALLOTMENT  OVER-ALLOTMENT
NAME                          EXERCISE      BEING OFFERED    EXERCISE        EXERCISE
----                      ----------------- ------------- --------------- ---------------
Sidney H. Cordier.......      1,139,402        85,660        1,053,742         15.7%
Brian R. Wilson.........      1,139,402        85,660        1,053,742         15.7%
G. Dean Booth Jr........        243,265        18,288          224,977          3.3%
Hanifen Imhoff Mezzanine
 Fund, L.P..............        724,719        63,472          661,247          9.8%
John K. Percival........        103,476        21,280           82,196          1.2%
Robert J. Newcorn.......         30,457        10,640           19,817            *

--------
* Less than 1%.

In the event that the Underwriter elects to exercise less than its full over-allotment option, the number of shares being offered by the Selling Shareholders will be reduced proportionately.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of (i) 50 million shares of Common Stock, par value $.01 per share, (ii) 10 million shares of preferred stock, par value $.01 per share. As of the date of this Prospectus an aggregate of 4,832,502 shares of Common Stock were outstanding and held by nine Shareholders (assuming the exercise by four holders of warrants to purchase 927,766 shares of Common Stock). No shares of preferred stock have been issued or are outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights with respect to any series of preferred stock which may issued, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor (subject to the terms and conditions contained in the Company's existing credit agreements with its lenders), and in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all remaining assets and funds of the Company. The holders of Common Stock have no preemptive rights, cumulative voting rights, or rights to convert shares of Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to limitations prescribed by law, without shareholder approval, to issue such shares of preferred stock in one or more series. Each series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. No shares are issued and outstanding as of the date hereof, and the Company has no present plans to issue any of the preferred stock in the foreseeable future. The issuance of the preferred stock, while providing desirable flexibility for corporate acquisitions and other corporate purposes, could make it more difficult for third-parties to acquire, or discourage third-parties from acquiring, a majority of the outstanding voting stock of the Company. See "Risk Factors-- Effect of Certain Charter and Bylaw Provisions; Antitakeover Effects."

WARRANTS

  As of December 31, 1997, CPS had four outstanding warrants to purchase an aggregate of 927,766 shares of the Common Stock at an exercise price of $.0026 per share. These warrants become exercisable upon the earlier of December 30, 1999 or the completion of an initial public offering and expire on December 29, 2004. The warrant holders have agreed to exercise all warrants upon the effective date of this offering.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  Upon the completion of this offering, the holders of 927,766 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of the Registrable Securities. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the registration to not more than 10% of the offering. All registration expenses must be borne by the Company; provided, however, that all underwriting discounts and selling commissions applicable to the sale of shares in connection with any registration shall be borne by the holders of the securities registered pro rata on the basis of the number of shares of such securities being registered.

REPRESENTATIVES' WARRANT

  For a description of the warrant to be sold to the Representatives in connection with this offering, see "Underwriting."

CERTAIN STATUTORY AND CHARTER PROVISIONS REGARDING LIMITATIONS OF LIABILITIES OF DIRECTORS

  As permitted by the Texas Business Corporation Act, the Company's Restated Articles of Incorporation (the "Restated Articles") include a provision that eliminates the personal liability of its directors with respect to any acts or omissions in the performance of his duties to the full extent permitted by law. The Texas Business Corporation Act provides that Directors will not be liable in the discharge of any duty if they relied in good faith and with ordinary care on information, opinions, reports, or statements, including financial statements and other financial data, that were prepared or presented by (i) one or more officers or employees of the Corporation, (ii) a committee of the Board of Directors of which the Director is not a member, or (iii) anyone the Director reasonably believed to have professional or expert knowledge.

  The Company's Restated Articles further provide that, if the Texas Business Corporation Act is amended to authorize the elimination or limitation of director liability which is greater than therein provided, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by such law, as so amended.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN CHARTER AND BYLAW PROVISIONS REGARDING CHANGE OF CONTROL

  Certain provisions of the Company's Restated Articles may deter or frustrate a takeover attempt of the Company that a shareholder might consider in his best interest. The Company's Restated Articles or Bylaws, among other things, provide that (i) the annual meeting of shareholders shall be held on such date and at such time fixed from time to time by the Board of Directors, provided that there shall be an annual meeting held every calendar year, (ii) any special meeting of the shareholders may be called only by the Chairman of the Board, President or upon the affirmative vote of at least a majority of the members of the Board of Directors, or upon the written demand of the holders of not less than 50% of the votes entitled to be cast at a special meeting,
(iii) an advance notice procedure must be followed for nomination of directors and for other shareholder proposals to be considered at annual shareholders' meetings, and (iv) the Company's Board of Directors be divided into three classes, each of which serves for different three-year periods, and for which shareholders have no cumulative voting rights. In addition, the Company will be authorized to issue additional shares of Common Stock and up to ten million shares of preferred stock in one or more series, having terms fixed by the Board of Directors without shareholder approval, including voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of Common Stock. Shareholders will have no preemptive rights with respect to any additional common stock or preferred stock. Issuance of additional shares of Common Stock or new shares of preferred stock could also be used as an antitakeover device. Except as set forth herein, the Company has no current intentions or plans to issue additional Common Stock or issue Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's securities is American Securities Transfer and Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering there will be 6,732,502 shares of Common Stock outstanding. Immediately following the completion of this offering, a total of 1,900,000 shares of Common Stock (2,185,000 shares if the Underwriters' over-allotment is exercised in full) will be freely tradeable without restriction. An additional 4,832,502 (4,547,502 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock may be sold subject to the limitations of Rule 144 under the Securities Act, following expiration of a lock-up agreements executed by the Company's directors, executive officers, certain key employees and certain other shareholders, which expire one year after the date of this Prospectus. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the one-year period.

  In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including any persons who may be deemed to be an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock as reported by the American Stock Exchange during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 also are subject to certain other requirements relating to the manner of sale, notice and availability of current public information about the Company.

  Affiliates may publicly sell shares not constituting restricted securities under Rule 144 in accordance with the foregoing volume limitations and other restrictions but without regard to the one-year holding period. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding a sale by such person, and who has beneficially owned restricted shares for at least two years, is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Cruttenden Roth Incorporated and Josephthal & Co. Inc. are acting as Representative, have severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                       NUMBER
     UNDERWRITERS                                                     OF SHARES
     ------------                                                     ---------
     Cruttenden Roth Incorporated....................................
     Josephthal & Co. Inc. ..........................................
                                                                      ---------
       Total......................................................... 1,900,000

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company's counsel and independent public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow selected dealers, a concession of not more than $       per share, and
the Underwriters may allow, and such selected dealers may reallow, a
concession of not more than $    per share to other dealers. After the initial
public offering of the shares, the public offering price and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The selling shareholders have granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 285,000 shares of Common Stock at the same price per share as the initial shares to be purchased by the Underwriters to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

  The Representatives have advised the Company that they do not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts controlled by the Underwriters.

  The Company has agreed to issue to the Representatives at the closing of this offering five-year warrants (the "Representatives' Warrants") to purchase up to 10% of the number of shares of Common Stock sold in this offering (excluding any shares sold in the event the over-allotment option is exercised) at an exercise price per share equal to 165% of the initial per share public offering price. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus and contain standard net-issuance provisions. The holders of the Representatives' Warrants will have no voting, dividend or other shareholder rights until the Representatives' Warrants are exercised. The terms of the Representatives' Warrants were established as the result of negotiations between the Company and the Representatives. If the Representatives' Warrants are exercised, the Representatives may realize additional compensation. By their terms, the Representatives' Warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of the Representatives. The number of shares covered by the Representatives' Warrants and the exercise price thereof are subject to adjustment in certain events to prevent dilution. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Representatives' Warrants and the Common Stock underlying the Representatives' Warrants under the Securities Act, all of which are being registered as part of this offering.

  The Company has agreed to pay the Representatives a non-accountable expense allowance equal to 3.0% of the aggregate Price to Public (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus. The Representatives' expenses in excess of the non-accountable expense allowance, including their legal expenses, will be borne by the Representatives.

  The Company, its officers, directors and warrant holders have entered into lock-up agreements with the Representatives which provide that they will not offer, sell or otherwise dispose of any of the Company's Common Stock for a period of 365 days after the commencement of the offering without the prior written consent of Cruttenden Roth. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the one-year period. See "Shares Eligible for Future Sale."

  Prior to this offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiation between the Company and the Representatives. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

  The Underwriting Agreement provides that the Company and the selling shareholders will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

  The law firm of Schreeder, Wheeler & Flint, LLP, Atlanta, Georgia, has acted as counsel to the Company in connection with this offering and will render an opinion as to the legality of the shares of Common Stock being offered hereby. See "Certain Transactions." Summit Law Group, P.L.L.C., Seattle, Washington, has acted as counsel to the Underwriters in connection with certain legal matters relating to this offering.

                                    EXPERTS

  The Company's financial statements as of December 31, 1997, and for each of the two years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company has not previously been subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, has not filed reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at, and copies of all or part of which may be obtained at prescribed rates from, the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Electronic filings made through the Electronic Data Gathering and Retrieval system are publicly available through the Commission's website at "http://www.sec.gov". Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

                               CPS SYSTEMS, INC.

                   Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants.......................... F-2
Consolidated Balance Sheet.................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors

CPS Systems, Inc.

  We have audited the accompanying consolidated balance sheet of CPS Systems, Inc. and Subsidiary as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CPS Systems, Inc. and Subsidiary as of December 31, 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                 LOGO
Atlanta, Georgia

February 19, 1998

                     CPS SYSTEMS, INC. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEET

                             DECEMBER 31, 1997

ASSETS
CURRENT ASSETS
  Cash............................................................. $  327,375
  Accounts receivable, less allowance for doubtful accounts of
   $62,000.........................................................  1,719,246
  Deferred income taxes............................................    160,000
  Inventories......................................................    160,582
  Refundable income taxes..........................................     74,673
  Prepaid expenses and other current assets........................    134,321
  Deferred offering costs..........................................    366,515
                                                                    ----------
    Total current assets...........................................  2,942,712
PROPERTY AND EQUIPMENT.............................................    536,163
SOFTWARE DEVELOPMENT COSTS.........................................    937,847
OTHER ASSETS
  Costs in excess of net assets acquired...........................  1,904,592
  Debt issue costs.................................................    160,132
  Other assets.....................................................     17,948
                                                                    ----------
                                                                     2,082,672
                                                                    ----------
                                                                    $6,499,394
                                                                    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long term debt................................ $  730,736
  Accounts payable.................................................    683,107
  Accrued salaries, wages and payroll taxes........................     12,000
  Accrued offering costs...........................................    243,467
  Other accrued expenses...........................................    230,125
  Unearned revenue, current portion................................  1,532,611
                                                                    ----------
    Total current liabilities......................................  3,432,046
OTHER LIABILITIES
  Long-term debt...................................................  2,014,000
  Deferred income taxes............................................    317,000
  Notes payable--shareholders......................................    122,996
  Unearned revenue.................................................     47,325
  Other liabilities................................................     47,025
                                                                    ----------
                                                                     2,548,346
                                                                    ----------
    Total liabilities..............................................  5,980,392
PUT WARRANTS.......................................................    241,746
COMMITMENTS AND CONTINGENCIES......................................        --
SHAREHOLDERS' EQUITY
  Preferred stock, $.01 par value; authorized 10,000,000 shares,
   none issued and outstanding.....................................        --
  Common stock, $.01 par value, 50,000,000 shares authorized;
   3,904,736 shares issued.........................................     39,047
  Additional paid-in capital.......................................    960,953
  Accumulated deficit..............................................   (722,744)
                                                                    ----------
    Total shareholders' equity.....................................    277,256
                                                                    ----------
                                                                    $6,499,394
                                                                    ==========

     The accompanying notes are an integral part of these statements.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                         YEARS ENDED DECEMBER 31,

                                                          1997         1996
                                                       -----------  ----------
Revenue
  License fees........................................ $ 2,178,237  $1,634,835
  Recurring maintenance and service fees..............   3,909,869   3,851,308
  Product sales.......................................   3,420,413   2,052,148
  Other service fees..................................     969,043     824,486
                                                       -----------  ----------
                                                        10,477,562   8,362,777
                                                       -----------  ----------
Cost of revenue
  Product sales.......................................   2,528,823   1,464,664
  Software............................................     575,815     390,830
  Distribution........................................      67,186      11,115
                                                       -----------  ----------
                                                         3,171,824   1,866,609
                                                       -----------  ----------
    Gross profit......................................   7,305,738   6,496,168
Operating expenses
  Support and customer service........................   3,277,581   2,743,217
  Selling.............................................     965,996     771,470
  Research and development............................   1,508,026     866,366
  General and administrative..........................   1,048,181   1,030,277
  Amortization of goodwill and non-compete agreements.     358,266     346,586
                                                       -----------  ----------
                                                         7,158,050   5,757,916
                                                       -----------  ----------
    Earnings from operations..........................     147,688     738,252
Interest and financing costs..........................     419,219     819,125
                                                       -----------  ----------
    Loss before income taxes..........................    (271,531)    (80,873)
Income tax expense (benefit)..........................     (25,000)    165,200
                                                       -----------  ----------
    NET LOSS.......................................... $  (246,531) $ (246,073)
                                                       ===========  ==========
Basic net loss per common share....................... $      (.06) $     (.06)
                                                       ===========  ==========
Diluted net loss per common share..................... $      (.07) $     (.06)
                                                       ===========  ==========

     The accompanying notes are an integral part of these statements.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997 AND 1996

                           COMMON STOCK
                         ----------------- ADDITIONAL
                          NUMBER     PAR    PAID IN   ACCUMULATED
                         OF SHARES  VALUE   CAPITAL     DEFICIT     TOTAL
                         --------- ------- ---------- ----------- ---------
Balance, December 31,
 1995................... 3,904,736 $39,047  $960,953   $(230,140) $ 769,860
Net loss for the year...               --        --     (246,073)  (246,073)
                         --------- -------  --------   ---------  ---------
Balance, December 31,
 1996................... 3,904,736  39,047   960,953    (476,213)   523,787
Net loss for the year...       --      --        --     (246,531)  (246,531)
                         --------- -------  --------   ---------  ---------
Balance, December 31,
 1997................... 3,904,736 $39,047  $960,953   $(722,744) $ 277,256
                         ========= =======  ========   =========  =========

     The accompanying notes are an integral part of these statements.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                         YEARS ENDED DECEMBER 31,

                                                            1997       1996
                                                          ---------  ---------
Cash flows from operating activities:
  Net loss............................................... $(246,531) $(246,073)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
    Deferred income tax (benefit) expense................    19,000    (16,000)
    Depreciation and amortization........................   753,085    702,318
    Adjustment to put warrants...........................   (83,055)   271,632
    Loss on disposal of property and equipment...........       --         820
    Change in assets and liabilities, net of business
     acquired:
      Accounts receivable................................  (180,560)  (612,648)
      Refundable income taxes............................   (74,673)   118,134
      Inventories........................................   (44,406)   (58,552)
      Prepaid expenses and other current assets..........   (30,136)     9,480
      Other assets.......................................     3,000        963
      Accounts payable...................................   152,940     70,476
      Accrued expenses...................................    36,810    116,488
      Unearned revenue...................................   448,977     (8,210)
      Income taxes payable...............................  (176,904)   176,904
      Other liabilities..................................    (7,685)    27,354
                                                          ---------  ---------
        Net cash provided by operating activities........   569,862    553,086
                                                          ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment.....................  (260,823)  (209,450)
  Software development costs.............................  (280,548)   (41,016)
  Cash acquired in CDP acquisition.......................     3,547        --
  Proceeds from sale of property and equipment...........       --       1,299
                                                          ---------  ---------
        Net cash used by investing activities............  (537,824)  (249,167)
                                                          ---------  ---------
Cash flows from financing activities:
  Principal payments on long-term debt...................  (296,309)  (262,644)
  Proceeds from notes payable--shareholders..............   122,996        --
  Offering costs paid....................................  (123,048)       --
  Other receivable.......................................       --     165,000
                                                          ---------  ---------
        Net cash used by financing activities............  (296,361)   (97,644)
                                                          ---------  ---------
Net increase (decrease) in cash..........................  (264,323)   206,275
Cash at beginning of period..............................   591,698    385,423
                                                          ---------  ---------
Cash at end of period.................................... $ 327,375  $ 591,698
                                                          =========  =========
Supplementary Cash Flow Disclosure:
  Interest and financing costs paid...................... $ 393,000  $ 432,048
  Income taxes (refunded) paid, net...................... $ 208,000  $(113,839)

     The accompanying notes are an integral part of these statements.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 1997

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. BUSINESS

  CPS Systems, Inc. and its wholly-owned Subsidiary, CDP Systems, Inc. (the Company), engage primarily in developing, marketing, licensing and supporting proprietary software and selling hardware and related products to appraisal/assessment districts, tax collection agencies, municipalities and law enforcement agencies located primarily in Texas, Oklahoma and Florida.

2. PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of CPS Systems, Inc. and its wholly-owned subsidiary, CDP Systems, Inc. All significant intercompany transactions and balances have been eliminated.

3. REVENUE RECOGNITION

  The Company licenses its software products. Revenue from software license fees is recognized when an agreement has been executed, software has been delivered and installed, all significant contractual obligations have been met and collection of the related receivable is probable. Post contract customer support revenue, consisting of continuing maintenance and service fees, including that bundled with initial license fees, is deferred and recognized ratably over the contractual periods the services are provided. Product sales, consisting primarily of computer hardware, are recognized upon delivery of the product.

  Other fees are recognized as the services are provided and consist primarily of training, conversion, customization and installation.

4. INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

5. PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Accelerated methods are utilized for income tax purposes.

6. SOFTWARE DEVELOPMENT COSTS

  In accordance with SFAS No. 86, all software development costs are charged to expense as incurred until technological feasibility has been established for the product. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, on a straight line basis over a period of six to ten years. Amortization of software development costs was approximately $142,000 and $116,000 during the years ended December 31, 1997 and 1996, respectively, and is included in software cost of revenue in the accompanying consolidated statements of operations. Software development costs are stated net of accumulated amortization of approximately $362,000 at December 31, 1997.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

7. COSTS IN EXCESS OF NET ASSETS ACQUIRED

  The excess acquisition cost over the fair value of net assets acquired (goodwill) of CPS Systems, Inc. is amortized on a straight line basis over a ten year period. Goodwill arising from the acquisition of CDP Systems is amortized on a straight-line basis over a three year period. Accumulated amortization of goodwill was approximately $805,000 at December 31, 1997. Amortization of costs in excess of net assets acquired charged to operations was approximately $275,000 and $265,000 in 1997 and 1996, respectively.

  The remaining balance of goodwill at December 31, 1997 consists of $1,854,717 and $49,875 attributable to CPS and CDP, respectively.

8. DEBT ISSUE COSTS

  Costs incurred in connection with obtaining financing have been capitalized and are amortized on a straight-line basis over the term of the loan agreements, which range from four to six years. Debt issue costs are stated net of accumulated amortization of approximately $245,000 at December 31, 1997. Amortization of debt issue costs charged to operations was approximately $82,000 annually in 1997 and 1996 and is included in interest and financing costs in the accompanying consolidated statements of operations.

9. NON-COMPETE AGREEMENTS

  Cost of non-compete agreements were capitalized and amortized on a straight line basis over the three year term of the agreements. Non-compete agreements were fully amortized at December 31, 1997. Amortization of non-compete agreements charged to operations was approximately $83,000 annually in 1997 and 1996.

10. INCOME TAXES

  The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

11. USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

  In preparing financial statements in conformity with General Accepted Accounting Principles ("GAAP"), management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

12. LONG-LIVED ASSETS

  Management periodically evaluates the realizability of its property and equipment, software development costs and intangible assets in light of current technology, as it may relate to the Company's products, and the current environment of its industry and markets. Management believes that no impairment of property and equipment, software development costs and intangible assets exists at December 31, 1997.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

13. DEFERRED OFFERING COSTS

  Deferred offering costs represent costs incurred directly in connection with the Company's initial public offering and will be charged against the gross proceeds of the offering. If the offering is not completed, the deferred offering costs will be charged to operations in the period in which the offering is abandoned.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments include cash, cash equivalents and long-term debt. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period to maturity of the instruments. The carrying value of the Company's long-term obligations approximates fair value based upon borrowing rates currently available to the Company for borrowings with comparable maturities.

15. EARNINGS PER SHARE

  The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, in the fourth quarter of 1997. Basic net earnings per common share is based upon the weighted average number of common shares outstanding. Diluted net earnings per common share is based upon the weighted average number of common shares outstanding plus dilative potential common shares, including warrants outstanding during the period. All comparative earnings per share data for prior periods presented have been restated.

NOTE B--ACQUISITION OF CDP SYSTEMS, INC.

  On July 1, 1997, the Company acquired all the outstanding common stock of CDP Systems, Inc. from Thor Concepts, Inc. (Thor) for $10 cash and the assumption of approximately $138,000 of liabilities. Thor, which is owned by the identical shareholders as CPS, acquired the common stock of CDP in June 1997 from the former CDP shareholders under substantially identical terms and amounts. CDP develops automated voice response software.

  The acquisition of CDP has been accounted for as a purchase. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value, at the date of acquisition. Results of operations of CDP have been included in the consolidated financial statements from the date of acquisition. The excess purchase price over the fair value of the net assets acquired of approximately $60,000 is being amortized on a straight-line basis over three years. The results of operations of CDP prior to July 1, 1997 were not material.

NOTE C--PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at December 31, 1997:

                                                                     ESTIMATED
                                                                   SERVICE LIVES
                                                                   -------------
   Computer equipment and purchased software............. $747,233     5 years
   Furniture and fixtures................................  186,008   5-7 years
   Vehicles..............................................   43,000     3 years
   Leasehold improvements................................   17,194     4 years
                                                          --------
                                                           993,435
   Accumulated depreciation..............................  457,272
                                                          --------
                                                          $536,163
                                                          ========

                     CPS SYSTEMS, INC. AND SUBSIDIARY

  Depreciation of property and equipment charged to operations was $171,052 and $151,839 for the years ended December 31, 1997 and 1996, respectively.

NOTE D--LONG-TERM DEBT AND REVOLVING LINE OF CREDIT

LONG-TERM DEBT

  Long-term debt consisted of the following at December 31, 1997:

   Senior term loan. Requires monthly payments of $32,614 including interest at prime plus 2.5% (effective rate of 10.25% at
    December 31, 1997). All outstanding principal and interest due
    December 1998................................................... $  730,736
   Subordinated note. Interest payable quarterly, principal payable in two installments in December 1999 and December 2000..........  2,014,000
                                                                     ----------
                                                                      2,744,736
   Less current portion.............................................    730,736
                                                                     ----------
                                                                     $2,014,000
                                                                     ==========

  In accordance with the subordination and intercreditor agreement, the Company can make no payments on the subordinated note until all indebtedness under the senior term loan and revolving line of credit has been repaid, with the exception of interest payments required under the subordinated note. Each loan is collateralized by substantially all assets of the Company.

  Each loan agreement contains covenants which, among other things, restrict the payment of dividends and the level of capital expenditures, and require the Company to maintain certain minimum financial ratios. The Company was in compliance with these covenants at December 31, 1997.

  The senior term loan requires the payment of a monthly maintenance fee of $4,167 through December 1998. The lender may also require additional principal payments not to exceed fifty percent of the Company's annual excess cash flows, as defined.

  In connection with the issuance of the subordinated note, CPS issued a put warrant to purchase 724,719 shares of the Company's common stock for approximately $.0026 per share to the note holder. Interest on this note is payable at a stated rate of 12%. Giving effect to the issuance of the warrants, and the put feature adjustment attributable to the warrants (see Note G), the imputed interest rate on this note was 10.0% and 23.8% for the years ended December 31, 1997 and 1996, respectively.

  Maturities of long-term debt are as follows:

   Year ending December 31,
   1998............................................................ $  730,736
   1999............................................................    975,725
   2000............................................................  1,038,275
                                                                    ----------
                                                                    $2,744,736
                                                                    ==========

REVOLVING LINE OF CREDIT

  The Company executed a revolving line of credit agreement with the senior lender which provides for maximum borrowings of $1,000,000. Borrowings are restricted to 70% of eligible accounts receivable. Interest is payable monthly at the prime rate plus 2%. The agreement is collateralized by substantially all assets of the Company. The provisions of the agreement contain covenants identical to those of the senior term loan. No amounts were outstanding under this revolving line of credit at December 31, 1997.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

NOTES PAYABLE--SHAREHOLDERS

  The Company has notes payable to shareholders in the amount of $122,996 which are payable in full in September 2000. Interest is payable at maturity at 8% per annum. Interest expense of approximately $2,500 was recorded on these notes in 1997. No amounts were due under notes payable to shareholders at December 31, 1996.

NOTE E--INCOME TAXES

  The income tax provision consisted of the following:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
   Current expense (benefit)................................ $(44,000) $181,200
   Deferred expense (benefit)...............................   19,000   (16,000)
                                                             --------  --------
                                                             $(25,000) $165,200
                                                             ========  ========

  At December 31, 1997 the Company's temporary differences result in a deferred income tax liability, summarized as follows:

   Deferred tax liabilities:
     Capitalized software costs....................................... $356,000
     Depreciation.....................................................   36,000
                                                                       --------
       Gross deferred tax liability...................................  392,000
                                                                       --------
   Deferred tax assets:
     Unearned revenue.................................................  121,000
     Amortization of intangible assets................................   75,000
     Accruals and allowances..........................................   39,000
                                                                       --------
                                                                        235,000
                                                                       --------
       Net deferred tax liability..................................... $157,000
                                                                       ========

  The net deferred tax liability is classified in the accompanying balance sheet as follows:

   Current deferred tax asset....................................... $(160,000)
   Long-term deferred tax liability.................................   317,000
                                                                     ---------
   Net deferred tax liability....................................... $ 157,000
                                                                     =========

  The provision for income taxes differs from the amount of income tax determined by applying the applicable federal rates due to the following:

                                                              1997      1996
                                                            --------  --------
   Tax benefit at applicable federal rate of 34%........... $(92,300) $(27,500)
   State tax expense (benefit), net........................   (2,000)   14,500
   Non deductible amortization of goodwill.................  104,500    90,100
   Non deductible (non taxable) warrant accretion..........  (31,500)   92,400
   Other non deductible items..............................   13,300    15,200
   Tax credits.............................................  (17,000)  (19,500)
                                                            --------  --------
                                                            $(25,000) $165,200
                                                            ========  ========

                     CPS SYSTEMS, INC. AND SUBSIDIARY

NOTE F--COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

  The Company has entered into noncancelable operating lease agreements for office space which expire at various dates through March 2001. Approximate minimum future payments under noncancelable leases with initial or remaining terms in excess of one year at September 30, are due as follows:

   Year ending December 31,
   1998.............................................................. $230,000
   1999..............................................................  210,000
   2000..............................................................   80,000
   2001..............................................................    2,000
                                                                      --------
                                                                      $522,000
                                                                      ========

  Rental expense for the years ended December 31, 1997 and 1996 was approximately $300,000 and $260,000, respectively.

CONTINGENCIES

  A former employee filed a civil action in the United States District Court for the Middle District of Florida asserting claims under federal and state Equal Opportunity Employment Laws. In January 1998, a jury found, and judgment was entered, in favor in the Company and against the former employee. The Court may award attorneys' fees of the former employee to be paid by the Company. Management believes such action, if taken, would be without merit and would appeal such action if necessary. The ultimate outcome of this uncertainty cannot be determined at this time. Accordingly, no provision for any liabilities that may result based on the ultimate outcome of this uncertainty has been made.

NOTE G--WARRANTS

  The Company issued warrants for the purchase of 724,719 shares of common stock in connection with the subordinated note. Additionally, warrants for the purchase of 203,047 shares of common stock were issued in connection with costs of obtaining financing. All warrants issued entitle the holders to purchase common stock at an exercise price of approximately $.0026 per share and expire in December 2004. The terms of the warrant also entitle the holders to require the Company to purchase the warrant for cash on or after December 31, 1999, or upon an initial public offering of the Company's common stock if earlier, for a price as defined in the warrant agreements.

  Upon issuance, the Company recorded the put warrants at their value as estimated by management of $110,000. The Company is adjusting the put warrants to the highest redemption price of the put warrants (the put feature adjustment) in accordance with the warrant agreement, which is a formula based on operating earnings, as defined, for the preceding twelve months, outstanding indebtedness and cash balances. The put feature adjustments are accrued over the period from the date of issuance to the earliest put date of the warrants. The put feature adjustments resulted in a benefit of $83,055 in 1997 and a charge to earnings of $271,632 in 1996. Such put feature adjustments are classified as interest and financing costs in the accompanying statements of operations.

  All warrant holders executed agreements to exercise all warrants into common stock upon the closing of the initial public offering of the Company's common stock.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

NOTE H--EARNINGS PER SHARE

  Basic net earnings per common share and diluted net earnings per common share were computed as follows:

                                                YEAR ENDED DECEMBER 31, 1997
                                             -----------------------------------
                                              EARNINGS      SHARES     PER SHARE
                                             (NUMERATOR) (DENOMINATOR)  AMOUNT
                                             ----------- ------------- ---------
   Net loss.................................  $(246,531)
                                              =========
     Basic net loss per common share........   (246,931)   3,904,736    $(0.06)
                                                                        ======
   Effect of dilutive securities
     Put warrants...........................    (83,055)     927,766
                                              ---------    ---------
     Diluted net loss per common share......  $(329,986)   4,832,502    $(0.07)
                                              =========    =========    ======
                                                YEAR ENDED DECEMBER 31, 1996
                                             -----------------------------------
                                              EARNINGS      SHARES     PER SHARE
                                             (NUMERATOR) (DENOMINATOR)  AMOUNT
                                             ----------- ------------- ---------
   Net loss.................................  $(246,073)
                                              =========
     Basic net loss per common share........  $(246,073)   3,904,736    $(0.06)
                                                                        ======
   Effect of dilutive securities............        --           --
                                              ---------    ---------
     Diluted net loss per common share......  $(246,073)   3,904,736    $(0.06)
                                              =========    =========    ======

NOTE I--RETIREMENT PLAN

  The Company has a retirement savings plan covering substantially all of its employees. The Company matches employee contributions at a rate determined annually by the Board of Directors. No Company contributions were made for the years ended December 31, 1997 and 1996.

NOTE J--NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) has issued the following Statements of Financial Accounting Standards (SFAS):

  SFAS 130, Reporting Comprehensive Income, which is effective for fiscal years beginning after December 15, 1997. SFAS 130 requires companies to include details about comprehensive income that arise during a reporting period. Comprehensive income includes revenue, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity.

  SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 requires companies to report information about an entity's different types of business activities and the different economic environments in which it operates, referred to as operating segments.

  Additionally, the AICPA Accounting Standards Executive Committee has issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which is effective for fiscal years beginning after December 15, 1997. SOP 97-2 modifies the criteria for determining recognition of revenue and allocation of the contract fee for contracts containing multiple elements, such as software products, rights to upgrades and other services.

                     CPS SYSTEMS, INC. AND SUBSIDIARY

  Management does not expect the adoption of the Statements of Financial Accounting Standards and SOP 97-2, referred to above, to have a material impact on the Company's results of operations or financial condition.

NOTE K--SHAREHOLDERS' EQUITY

  A stock split of 390 to 1 was approved and became effective in October 1997. Additionally, the articles of incorporation were amended to authorize 50,000,000 common shares and 10,000,000 preferred shares. The board can issue such shares of preferred stock in one or more series which will have rights, preferences, privileges and restrictions as determined by the board of directors. All per share amounts and references to common and preferred stock have been retroactively restated.

  The Company adopted the 1997 Equity Participation Plan and Employee Stock Purchase Plan (the Plans) in October 1997. The Plans provide for the issuance of stock options and other performance awards as may be approved by the board of directors. 335,000 stock options were issued under this plan, pending the successful closing of the Company's initial public offering, with an exercise price equal to the offering per share price of the Company's common stock offered in its initial public offering.

NOTE L--RELATED PARTIES

  Legal fees incurred to a law firm in which a director and shareholder of the Company is a partner were approximately $289,000 and $35,000 in 1997 and 1996, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH
SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Dilution..................................................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business .................................................................   24
Management................................................................   37
Certain Transactions......................................................   41
Principal Shareholders....................................................   42
Selling Shareholders......................................................   43
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   46
Underwriting..............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   49
Available Information.....................................................   49
Index to Consolidated Financial Statements................................  F-1

                                  -----------

  UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,900,000 SHARES


                                      LOGO
[LOGO OS CPS SYSTEMS, INC. APPEARS HERE]

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------


                                Cruttenden Roth
                                  Incorporated

                             Josephthal & Co. Inc.


                                        , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Restated Articles of Incorporation ("Restated Articles") contains a provision that requires the Registrant to indemnify its directors, officers, agents and employees to the extent permitted under Texas law. The Registrant's Restated Articles provide that the Registrant shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. The Registrant believes that indemnification under its Restated Articles covers at least negligence and gross negligence on the part of the indemnified parties. The Registrant's Restated Articles also require it to maintain insurance, to the extent reasonably available and at its expense, to protect any person entitled to indemnity thereunder against any liability for which indemnification would be provided thereunder, whether or not the Registrant has the power to indemnify such person against such liability under Texas law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered:

Securities and Exchange Commission Registration Fee................... $  4,392
National Association of Securities Dealers, Inc. Filing Fee...........    1,949
Amex Filing Fee.......................................................   30,000
Non-accountable expense allowance * ..................................  313,500
Blue Sky Fees and Expenses * .........................................   65,000
Legal Fees and Expenses *.............................................  270,000
Accounting Fees and Expenses *........................................  110,000
Printing and Engraving Expenses *.....................................  110,000
Transfer Agent Fee *..................................................    3,000
Miscellaneous Expenses *..............................................    2,159
                                                                       --------
Total................................................................. $910,000
                                                                       ========

--------
* Estimated for the purpose of this filing.

  In the event the Underwriters' over-allotment option is exercised in full, an additional $47,025 in non-accountable expenses will be payable by the Registrant.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

  NO.  DESCRIPTION
  ---  -----------
   1.1 Form of Underwriting Agreement
   1.2 Form of Warrant Agreement of Cruttenden Roth Incorporated
   3.1 Restated Articles of Incorporation and all amendments thereto
   3.2 Bylaws
   4.1 Form of Common Stock Certificate
       See Exhibits 3.1 and 3.2 for provisions in the Certificate of
       Incorporation and Amended and Restated Bylaws of the Company defining
   4.2 the rights of the holders of Common Stock

  NO.   DESCRIPTION
  ---   -----------
   5.1  Opinion of Schreeder, Wheeler & Flint, LLP regarding legality
  10.1  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Hanifen Imhoff Mezzanine Fund, L.P. granting the right to purchase from the Company 724,719 shares of the Company's
        Common Stock
  10.2  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to John K. Percival granting the right to purchase from the Company 103,476 shares of the Company's Common Stock
  10.3  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Samuel E. Hudgins granting the right to purchase from the Company 69,114 shares of the Company's Common Stock
  10.4  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Robert J. Newcorn granting the right to purchase from the Company 30,457 shares of the Company's Common Stock
  10.5  401(k) Retirement Plan
  10.6  1997 Equity Participation Plan
  10.7  CPS Systems, Inc. Employee Stock Purchase Plan
  10.8  Standard Office Building Lease Agreement between Aetna Life Insurance
        Company and CPS Business Systems, Inc., dated February 13, 1990, as amended by Amendment No. 1 between Dallas Metro Real Estate Fund I,
        Aetna Life Insurance Company and CPS Systems, Inc. dated January 31,
        1995
  10.9  Term Loan Agreement dated as of December 29, 1994 between CPS
        Acquisition Corp. and Greyhound Financial Corporation**
  10.10 Term Loan Promissory Note dated December 29, 1994 in the amount of
        $1,500,000
  10.11 Guaranty and Subordination Agreement (Term Loan) dated December 29,
        1994 between CPS Systems, Inc. and Greyhound Financial Corporation**
  10.12 Form of Stock Pledge and Security Agreement (with Irrevocable Proxy)
        dated December 29, 1994 between each of the Company's Shareholders and
        Greyhound Financial Corporation**
  10.13 Assignment of contract dated December 29, 1994 between CPS Acquisition
        Corp. and Greyhound Financial Corporation**
  10.14 Stock Pledge and Security Agreement (with Irrevocable Proxy) dated
        December 29, 1994 between CPS Acquisition Corp. and Greyhound Financial
        Corporation**
  10.15 Assumption Agreement dated December 29, 1994 between CPS Systems, Inc.
        and Greyhound Financial Corporation**
  10.16 Revolver Loan and Security Agreement dated December 29, 1994 between
        CPS Systems, Inc. and Greyhound Financial Corporation**
  10.17 Revolver Loan Promissory Note dated December 29, 1994 in the amount of
        $1,000,000
  10.18 Assignment of Contracts, Intangibles, Licenses and Permits dated
        December 29, 1994 between CPS Systems, Inc. and Greyhound Financial
        Corporation**
  10.19 Guaranty and Subordination Agreement (Revolver Loan) dated December 29,
        1994 by CPS Acquisition Corp. in favor of Greyhound Financial
        Corporation**
  10.20 Subordination and Intercreditor Agreement dated December 29, 1994 among
        Greyhound Financial Corporation, Hanifen Imhoff Mezzanine Fund, L.P.,
        CPS Acquisition Corp. and CPS Systems, Inc.**
  10.21 CPS Acquisition Corp. and CPS Systems, Inc. Note Agreement dated as of
        December 29, 1994 for $2,100,000 12% Senior Subordinated Secured Note
        Due December 31, 2000
  10.22 Security Agreement (general) dated December 29, 1994 between CPS
        Systems, Inc. and Hanifen Imhoff Mezzanine Fund, L.P.
  10.23 Security Agreement (Stock) dated December 29, 1994 from Paul E. Kana to and for the benefit of Hanifen Imhoff Mezzanine Fund, L.P.
  10.24 Agreement for Ongoing Maintenance & Enhancement of Software Products
        entered between CPS Systems, Inc. and Majesco Software, Inc. dated
        January 1997

 NO.        DESCRIPTION
 ---        -----------
   10.25    Value Added Reseller Agreement by and between CPS Systems, Inc. and
            NCR Corporation dated June 13, 1996
   10.26    Industry Remarketer Affiliate Document of Understanding by and
            between IBM Corporation and CPS Systems, Inc. dated September 12,
            1996
    10.27   Form of Lock-Up Agreement
    10.28   Employment Agreement for James K. Hoofard
    10.29   Employment Agreement for Paul E. Kana
    21.1    List of Subsidiaries
    23.1*** Consent of Independent Auditors
    23.2    Consent of Schreeder, Wheeler and Flint, LLP (see Exhibit 5.1)
    24.1    Power of Attorney (see page II-IV)
    27.1    Financial Data Schedules

--------
  * Filed herewith.
 ** Greyhound Financial Corporation changed its name to FINOVA Capital Corporation.
*** Amends previously filed Exhibit.

(B) FINANCIAL STATEMENT SCHEDULES

  Report of Independent Auditors on Financial Statement Schedules

ITEM 28. UNDERTAKINGS

  The small business issuer will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  For determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or 497(h) under the Securities Act will be treated as part of this Registration Statement as of the time the Commission declares it effective.

  For determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be treated as a new Registration Statement for the securities offered in the Registration Statement, and the offering of the securities at that time will be treated as the initial bona fide offering of those securities.

                                  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 19, 1998.

                                          CPS SYSTEMS, INC.

                                            By  /s/ Paul E. Kana,
                                          _____________________________________
                                                      Paul E. Kana,
                                          Chairman and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated below on March 19, 1998.

             SIGNATURE                           TITLE
             ---------                           -----

         /s/ Paul E. Kana            Chairman of the Board and
____________________________________ Chief Executive Officer
            Paul E. Kana             (Principal Executive
                                     Officer)

        /*/ Kevin L. Figge           Chief Financial Officer
____________________________________ (Principal Financial Officer)
           Kevin L. Figge

    /s/ James K. Hoofard, Jr.        Director, President and
____________________________________ Chief Operating Officer
       James K. Hoofard, Jr.

        /*/ G. Dean Booth            Director and Secretary
____________________________________
            G. Dean Booth

      /*/ Sidney H. Cordier          Director
____________________________________
         Sidney H. Cordier

       /*/ Brian R. Wilson           Director
____________________________________
          Brian R. Wilson

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                  ON SCHEDULE

Board of Directors
CPS Systems, Inc.

  In connection with our audits of the consolidated financial statements of CPS Systems, Inc. and Subsidiary and referred to in our report dated February 19, 1998, which is included in the Prospectus constituting Part I of this Registration Statement, we have also audited Schedule II of CPS Systems, Inc. and Subsidiary for the years ended December 31, 1997 and 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                   LOGO

Atlanta, Georgia

February 19, 1998

                        CPS SYSTEMS, INC. AND SUBSIDIARY

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

            COLUMN A               COLUMN B   COLUMN C    COLUMN D    COLUMN E
            --------              ---------- ---------- ------------ ----------
                                             ADDITIONS
                                  BALANCE AT CHARGED TO              BALANCE AT
                                  BEGINNING  COSTS AND   DEDUCTIONS    END OF
           DESCRIPTION            OF PERIOD   EXPENSES  DESCRIBE (1)   PERIOD
           -----------            ---------- ---------- ------------ ----------
Year ended December 31, 1997
 Allowance for doubtful accounts
  receivable.....................  $27,000    $37,000     $ 2,000     $62,000
Year ended December 31, 1996
 Allowance for doubtful accounts
  receivable.....................  $40,000    $   --      $13,000     $27,000

--------
(1) Bad debt write off.

                                 EXHIBIT INDEX

  NO.  DESCRIPTION
  ---  -----------
  1.1  Form of Underwriting Agreement
  1.2  Form of Warrant Agreement of Cruttenden Roth Inc.
  3.1  Restated Articles of Incorporation and all amendments thereto
  3.2  Bylaws
  4.1  Form of Common Stock Certificate
  4.2  See Exhibits 3.1 and 3.2 for provisions in the Certificate of
       Incorporation and Amended and Restated Bylaws of the Company defining the rights of the holders of Common Stock
  5.1  Opinion of Schreeder, Wheeler & Flint, LLP regarding legality
 10.1  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Hanifen Imhoff Mezzanine Fund, L.P. granting the right to purchase from the Company 724,719 shares of the Company's Common
       Stock
 10.2  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to John K. Percival granting the right to purchase from the Company 103,476 shares of the Company's Common Stock
 10.3  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Samuel E. Hudgins granting the right to purchase from the Company 69,114 shares of the Company's Common Stock
 10.4  Warrant to Purchase Shares of Common Stock issued on December 29, 1994 by the Company to Robert J. Newcorn granting the right to purchase from the Company 30,457 shares of the Company's Common Stock
 10.5  401(k) Retirement Plan
 10.6  1997 Equity Participation Plan
 10.7  CPS Systems, Inc. Employee Stock Purchase Plan
 10.8  Standard Office Building Lease Agreement between Aetna Life Insurance
       Company and CPS Business Systems, Inc., dated February 13, 1990, as amended by Amendment No. 1 between Dallas Metro Real Estate Fund I,
       Aetna Life Insurance Company and CPS Systems, Inc. dated January 31,
       1995
 10.9  Term Loan Agreement dated as of December 29, 1994 between CPS
       Acquisition Corp. and Greyhound Financial Corporation**
 10.10 Term Loan Promissory Note dated December 29, 1994 in the amount of
       $1,500,000
 10.11 Guaranty and Subordination Agreement (Term Loan) dated December 29, 1994 between CPS Systems, Inc. and Greyhound Financial Corporation**
 10.12 Form of Stock Pledge and Security Agreement (with Irrevocable Proxy)
       dated December 29, 1994 between each of the Company's Shareholders and
       Greyhound Financial Corporation**
 10.13 Assignment of contract dated December 29, 1994 between CPS Acquisition
       Corp. and Greyhound Financial Corporation**
 10.14 Stock Pledge and Security Agreement (with Irrevocable Proxy) dated
       December 29, 1994 between CPS Acquisition Corp. and Greyhound Financial
       Corporation**
 10.15 Assumption Agreement dated December 29, 1994 between CPS Systems, Inc.
       and Greyhound Financial Corporation**
 10.16 Revolver Loan and Security Agreement dated December 29, 1994 between CPS
       Systems, Inc. and Greyhound Financial Corporation**
 10.17 Revolver Loan Promissory Note dated December 29, 1994 in the amount of
       $1,000,000
 10.18 Assignment of Contracts, Intangibles, Licenses and Permits dated
       December 29, 1994 between CPS Systems, Inc. and Greyhound Financial
       Corporation**
 10.19 Guaranty and Subordination Agreement (Revolver Loan) dated December 29,
       1994 by CPS Acquisition Corp. in favor of Greyhound Financial
       Corporation**

   NO.   DESCRIPTION
   ---   -----------
 10.20   Subordination and Intercreditor Agreement dated December 29, 1994 among Greyhound Financial Corporation, Hanifen Imhoff Mezzanine Fund,
         L.P., CPS Acquisition Corp. and CPS Systems, Inc.**
 10.21   CPS Acquisition Corp. and CPS Systems, Inc. Note Agreement dated as of
         December 29, 1994 for $2,100,000 12% Senior Subordinated Secured Note
         Due December 31, 2000
 10.22   Security Agreement (general) dated December 29, 1994 between CPS
         Systems, Inc. and Hanifen Imhoff Mezzanine Fund, L.P.
 10.23   Security Agreement (Stock) dated December 29, 1994 from Paul E. Kana to and for the benefit of Hanifen Imhoff Mezzanine Fund, L.P.
 10.24   Agreement for Ongoing Maintenance & Enhancement of Software Products
         entered between CPS Systems, Inc. and Majesco Software, Inc. dated
         January 1997
 10.25   Value Added Reseller Agreement by and between CPS Systems, Inc. and
         NCR Corporation dated June 13, 1996
 10.26   Industry Remarketer Affiliate Document of Understanding by and between
         IBM Corporation and CPS Systems, Inc. dated September 12, 1996
 10.27   Form of Lock-Up Agreement
 10.28   Employment Agreement for James K. Hoofard
 10.29   Employment Agreement for Paul E. Kana
 21.1    List of Subsidiaries
 23.1*** Consent of Independent Auditors
 23.2    Consent of Schreeder, Wheeler and Flint, LLP (see Exhibit 5.1)
 24.1    Power of Attorney (see pages II-IV)
 27.1    Financial Data Schedules

--------
  * Filed herewith.
 ** Greyhound Financial Corporation changed its name to FINOVA Capital Corporation.
*** Amends previously filed Exhibit.